**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO**

Civil Action No. 16-cv-230-CMA-MJW

JOAN OBESLO, JAMES DIMAGGIO, STEVE MIGOTTI, VALERIE
MIGOTTI, ANNE HALL, CAROL A. REYNON-LONGORIA,
CYNTHIA BERNAL, TINA GORELL-DEYERLE, and EMMA TAPP,

Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

Civil Action No. 16-cv-1215-CMA-MJW

DUPLASS, ZWAIN, BOURGEOIS, PFISTER & WEINSTOCK APLC 401(K) PLAN,

Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

Civil Action No. 16-cv-3162-CMA-MJW

JOAN OBESLO, JAMES DIMAGGIO, STEVE MIGOTTI, VALERIE
MIGOTTI, ANNE HALL, CAROL A. REYNON-LONGORIA,
CYNTHIA BERNAL, TINA GORELL-DEYERLE, and EMMA TAPP,

Plaintiffs,

v.

GREAT-WEST LIFE & ANNUITY INSURANCE CO. and
GREAT-WEST CAPITAL MANAGEMENT, LLC

Defendants.

CONSOLIDATED THIRD AMENDED COMPLAINT

1

1.   Plaintiffs bring these actions on behalf of and for the benefit of themselves and all other shareholders of Great-West Funds, Inc. to recover the excessive and unlawful investment advisory and administrative fees paid in violation of §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), as well as lost profits and other actual damages caused to shareholders of each series of shares issued by Great-West Funds, Inc.

2.   Great-West Funds, Inc. is a registered, open-end management investment company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4. Great-West Funds, Inc. has issued over 63 series of shares, each series of which it describes as a "Fund."

3.   Section 36(b) of the Investment Company Act imposes a "fiduciary duty [on investment advisers] with respect to the receipt of compensation for services." 15 U.S.C. §80a-35(b).

4.   Great-West Capital Management, LLC ("GWCM") hires sub-advisers that actually do the work of investment management for the Funds, yet GWCM itself keeps the vast majority of the fees for doing minimal, if any, work. Thus, GWCM collects excessive and unreasonable fees at the expense of all shareholders. GWCM's fees are vastly disproportionate to the services it actually renders to the Funds. Further, GWCM has not appropriately shared the economies of scale or collateral benefits with the Funds. Additionally, the mark-up retained by GWCM is greatly disproportionate to the low-quality of the investment management services provided and the poor investment performance experienced by the Funds under GWCM's management. GWCM also enjoys additional lucrative fall-out benefits by hiring its parent company, Great-West Life

& Annuity Insurance Co. ("GWLA") to perform administrative and recordkeeping services that could be obtained far less-expensively from unaffiliated vendors.

5.   Although the Great-West Funds, Inc. Board of Directors that oversees the Funds, is ostensibly supposed to act as an "independent watchdog[]" to ensure that GWCM and GWLA do not charge the Funds excessive fees (*Jones v. Harris Assoc. L.P.*, 559 U.S. 335, 348 (2010)), the Directors themselves lacked the knowledge and experience necessary to actually fulfill this duty and the inclination to actually do so. The so-called "disinterested" Directors lacked basic understanding of profitability concepts, the relationship between the company they were Directors of and GWCM, and even the fees being charged to shareholders of Great-West Funds.

6.   For example, even though shareholders were charged $7.3 million in 12b-1 fees in 2015, former Great-West Funds, Inc. Director Lynne testified under oath in her October 19, 2016 deposition that she does not even know what 12b-1 fees are. Lynne further testified that she believed (wrongly) that Great-West Funds, Inc. shareholders were investors in GWCM, rather than the Funds themselves. The testimony of Gail Klapper, another Director, revealed that the Board never sought to lower fees for the shareholders despite having ample opportunity. For example, according to Klapper's sworn testimony in her October 18, 2016 deposition, the Board "didn't specifically ask Great-West Capital Management to reduce its fees." Nor did the Board "specifically ask [GWCM] to provide breakpoints," even though breakpoints are commonly provided in the industry by investment advisors. Even when GWCM switched sub-advisers for certain Funds in order to reduce its own operating costs, the Board did not request that

GWCM reduce its own fees it charged shareholders so the shareholders would share in the savings. As Klapper later explained, asking GWCM to reduce its fees so that shareholders could share in GWCM's cost savings "really wasn't in [the Board's] thought process." Klapper also testified that, even though she had served on the Board for 9 years, the question of what a fair profit margin for GWCM would be had "never been a consideration that [she's] addressed."

7.   The Board also allowed GWCM to add individuals to the Board of Directors who had an interest in GWCM and GWLA without any review, vetting, or approval by the Board. Great-West Funds, Inc. Director Stephen McConahey testified in his November 1, 2016 deposition that GWCM made the decision to add a new interested Director at a time that the Board was still looking for a replacement for former disinterested Director Lynne.

8.   In sum, the sworn testimony of Lynne, Klapper, and McConahey shows that the Board completely abdicated its duty to the Funds' shareholders: it did not even attempt to negotiate GWCM's and GWLA's fees in an arm's-length transaction, allowed GWCM and GWLA to set excessively high investment advisory and administrative fees for the Funds, approved GWCM's request to increase its own fees while passing no cost savings on to shareholders, and declined to ever even ask GWCM or GWLA to lower their fees or share the benefits of breakpoints with shareholders. In other words, there was no "arm's-length transaction" or negotiation between the Board and GWCM or GWLA. GWCM charged the Funds unreasonable investment advisory fees that were so disproportionately large that they bear no reasonable relationship to the services it

actually rendered and could not have been the product of arm's-length bargaining. This caused Great-West shareholders to sustain millions of dollars in damages due to these excessive fees.

Great-West Funds, Inc.

9. Great-West Funds, Inc. is a Maryland corporation with its principal place of business in Colorado. Great-West Funds, Inc. was incorporated in 1981 and commenced business as an investment company in 1982. Until September 24, 2012, Great-West Funds, Inc. was known as Maxim Series Fund, Inc.

10. Shares of the Funds are made available only through insurance company separate accounts to fund variable annuity contracts and variable life insurance policies issued by subsidiaries of Defendant Great-West Life & Annuity Insurance Company ("GWLA"), custodians or trustees of individual retirement accounts, qualified retirement plans, and college savings programs. Fund shares are held primarily in small and medium sized company and government IRC §401(k) retirement plans, with smaller amounts held in rollover individual retirement accounts, IRC §457 government retirement plans, and IRC §403(b) not-for-profit programs. They are not sold directly to the public. Thus, a participant in a Great-West retirement plan is limited in her investment choices to the Funds that are included in that plan and has no choice over the fees that are deducted from those Funds.

11. Great-West Funds, Inc. is nominally governed by a Board of Directors, which oversees all Funds. At the time the first of these actions commenced (2016), the Board consisted of Gail Klapper, Stephen G. McConahey, Donna Lynne, and Robert Shaw.

After Plaintiffs commenced the action, Shaw and Lynne resigned, and Defendants expanded the Board to include James Hillary, Timothy Hudner, Steven Lake, and David Musto. Musto is an interested director because he is a Manager of GWCM and GWLA's Executive Vice President of Retirement Services. Klapper is an attorney at the Klapper Law Firm in Denver, Colorado. Before joining the Great-West Funds, Inc. Board, Klapper was a director and incorporator of Orchard Trust Company. Orchard Trust Company was converted to a limited liability corporation in 2004. Klapper was one of the organizers of the LLC. In 2012, Orchard Trust Company, LLC was renamed Great-West Trust Company, LLC. It is an affiliate of GWCM and GWLA. McConahey is based in Colorado and is involved in securities at SGM LLC, Iron Gate Capital, and others. Until May 2016, Donna L. Lynne was also a member of the Board of Directors. She was an executive vice president and group president at Kaiser Foundation Hospitals in Denver, Colorado. Apart from their work as directors of Great-West Funds, Inc., Klapper, McConahey, and Lynne did not have any experience working for or serving as a director of an investment company or investment adviser. Until April 2016, the Board also included Robert Shaw, GWCM's Chairman, President, and Chief Executive Officer and GWLA's Executive Vice President for Individual Markets. Hillary, Hudner, and Lake became Board members in February 2017.

12. Until after Plaintiffs filed these lawsuits, the disinterested directors had consistently elected an executive officer of GWCM and GWLA to be the Chairman of the Board.

13. In 2014, the annual compensation for Klapper and McConahey was $97,500. Lynne was compensated $86,125, as she did not join the Board until March 3, 2014. In 2015, Klapper received $101,250 for serving on the Board; McConahey and Lynne each received $97,500.

14. As of November 23, 2016, none of the Directors owned beneficially any share of the Funds. Thus, no Director has a financial stake in his or her decisions regarding the Funds.

Plaintiffs

15. Plaintiff Joan Obeslo resides in Aurora, Colorado. She is a former life claims examiner at Great-West Life & Annuity Insurance Company, and is currently retired. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West S&P 500® Index Fund, Great-West S&P Small-Cap 600® Index Fund, Great-West Bond Index Fund, Great-West Ariel Mid Cap Value Fund, Great-West Money Market Fund, and Great-West T. Rowe Price MidCap Growth Fund. Within the statutory period she also invested in the Great-West MFS International Value Fund. These investments are held in a traditional IRA administered by Empower Retirement.

16. Plaintiff Steve Migotti resides in Monterey County, California, and is a heavy equipment operator. He is a former shareholder of Great-West Funds, Inc., and within the statutory time period had invested in the Great-West Ariel Mid Cap Value Fund, Great-West Bond Index Fund, Great-West Money Market Fund, the Great-West S&P 500® Index Fund, Great-West S&P Small Cap 600® Index Fund, Great-West T. Rowe

Price MidCap Growth Fund, and Great-West MFS International Value Fund. These investments were held in a traditional IRA administered by Empower Retirement. As a resident of California, he has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

17. Plaintiff Valerie Migotti resides in Monterey County, California. She is a former code enforcement officer for Monterey County, and is currently retired. She is a former shareholder of Great-West Funds, Inc., and within the time period had invested in the Great-West Bond Index Fund, Great-West S&P 500® Index Fund, Great-West Money Market Fund, Great-West S&P Small Cap 600® Index Fund, Great-West MFS Intl Value Fund, and Great-West Ariel Mid Cap Value Fund. These investments were held in a traditional IRA administered by Empower Retirement. As a resident of California, she has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

18. Plaintiff James DiMaggio resides in Marina, CA. He is a former geographic information systems analyst for Monterey County, and is currently retired. He has been a shareholder of Great-West Funds, Inc. throughout the relevant time period as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. He has invested and continues to invest in the Great-West Lifetime 2015 Fund. As a resident of California, he has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

19. Plaintiff Anne Hall resides in Pacific Grove, California, and is a court reporter for the Superior Court of Monterey County. She has been a shareholder of Great-West

Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West MFS International Growth Fund, Great-West SecureFoundation® 2015 Fund, Great-West SecureFoundation® 2020 Fund, Great-West T. Rowe Price Equity Income Fund, Great-West Bond Index Fund, Great-West Templeton Global Bond Fund, Great-West MFS Intl Value Fund, Great-West Real Estate Index Fund, Great-West Ariel Mid Cap Value Fund, Great-West T. Rowe Price Midcap Growth Fund, Great-West Stock Index Fund, Great-West Guaranteed Government Fund, Great-West Portfolio Fund, and Great-West US Govt Mortgage Securities Fund. Within the statutory period she also invested in the Great-West Federated Bond Fund, Great-West S&P Small Cap 600® Index Fund, and Great-West Loomis Sayles Bond Fund. These investments are held in her account in the Superior Court of California, Monterey County Deferred Compensation Plan, a retirement plan administered by Empower Retirement. As a resident of California, she has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

20. Plaintiff Carol Reynon-Longoria resides in Soledad, California, and is an accountant for Monterey County. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Moderate Profile Fund and Great-West Conservative Profile Fund as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. As a resident of California, she has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

21. Plaintiff Cynthia Bernal resides in Salinas, California. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Moderate Profile Fund as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. As a resident of California, she has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

22. Plaintiff Tina Gorrell-Deyerle resides in Pacific Grove, California. She has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West MFS International Value Fund, Great-West Real Estate Index Fund, Great-West T. Rowe Price Mid Cap Growth Fund, Great-West Ariel Mid Cap Value Fund, Great-West Stock Index Fund, Great-West Bond Index Fund, Great-West Guaranteed Government Fund, Great-West Portfolio Fund, Great-West T.Rowe Price Equity Index Fund, and Great-West US Govt Mortgage Securities Fund. Within the statutory period she also invested in the Great-West SecureFoundation® 2015 Fund, Great-West SecureFoundation® 2020 Fund, Great-West Templeton Global Fund, Great-West MFS International Growth Fund, and Great-West Federated Bond Fund. These investments are held in her account in the Superior Court of California, Monterey County Deferred Compensation Plan, a retirement plan administered by Empower Retirement. As a resident of California, she has no interest in Defendants' or their affiliates' standing as corporate citizens in the state of Colorado.

23. Plaintiff Emma Tapp resides in Cuyahoga Falls, Ohio. She is a former registered nurse and nurse educator for Summa Health in Akron, Ohio, and is currently retired.

She has been a shareholder of Great-West Funds, Inc. throughout the relevant period.

She has invested and continues to invest in the Great-West US Government Mortgage

Securities Fund. Until July 2017, she was invested in the Great-West Stock Index Fund.

In July 2017, GWCM merged the Great-West Stock Index Fund into the Great-West

S&P 500® Index Fund, at which point Ms. Tapp became an investor in the Great-West

S&P 500® Index Fund. These investments are held in her account in the Summa Health

System TSA Plan, a retirement plan administered by Empower Retirement. As a

resident of Ohio, she has no interest in Defendants' or their affiliates' standing as

corporate citizens in the state of Colorado.

24. Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan (the

"Plan") is a 401(k) defined contribution retirement plan located in New Orleans,

Louisiana and a shareholder in Great-West Funds, Inc., on behalf of its plan

participants, throughout the relevant time period. It has invested and continues to invest

in the Great-West Real Estate Index Fund, the Great-West S&P 500® Index Fund, the

Great-West S&P Mid Cap 400® Index Fund, the Great-West S&P Small Cap 600® Index

Fund, Great-West Lifetime 2025 Fund (formerly the Lifetime 2025 Fund II), Great-West

Lifetime 2035 Fund (formerly the Lifetime 2035 Fund II), Great-West Lifetime 2045 Fund

(formerly the Lifetime 2045 Fund II), and Great-West Lifetime 2055 Fund (formerly the

Lifetime 2045 Fund II). As a plan whose participants are all residents of Louisiana, it has

no interest in Defendants' or their affiliates' standing as corporate citizens in the state of

Colorado.

Defendant Great-West Capital Management, LLC

25. Defendant GWCM is a limited liability company organized under the laws of Colorado. It maintains its principal place of business in Colorado at the same address as Great-West Funds, Inc. GWCM is wholly owned by GWLA, which is wholly owned by GWLA Financial Inc., which is wholly owned by Great-West Lifeco U.S. Inc., which is wholly owned by Great-West Lifeco Inc., a Canadian holding company publicly traded on the Toronto Stock Exchange (GWO). Thus, the profits of GWCM, GWLA, and all other sister subsidiary corporations ultimately flow to Great-West Lifeco Inc. Putnam Investments LLC is a wholly owned subsidiary of Great-West Lifeco Inc. Putnam Investment Management LLC, one of the sub-advisers hired by GWCM, is a subsidiary of Putnam Investments LLC, and thus is an affiliate of Defendants.

26. GWCM was formerly Maxim Capital Management, LLC, doing business as GW Capital Management, Inc.

27. GWCM is a registered investment adviser under the Investment Advisers Act. GWCM is the investment adviser of all the Funds under the terms of a single Investment Advisory Agreement dated May 1, 2017. It has been the investment adviser of all the Funds for the entire time period at issue in these cases under Investment Advisory Agreements dated March 3, 2014 and May 1, 2015.

28. Of the $30 billion in assets that GWCM manages, over three-quarters are in Great-West Funds.

29. GWCM receives a fee from each Fund that is calculated as a percentage of the daily assets in the Fund. Under Investment Company Act §36(b), GWCM owes a

fiduciary duty to the Funds with respect to the fees it receives from each such Fund. GWCM has breached that fiduciary duty by receiving investment advisory fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by GWCM and could not have been the product of arm's-length bargaining.

30. GWCM does not have its own employees and officers. Instead, it is provided employees and officers from its parent GWLA. GWLA pays all of the expenses and provides all the facilities for GWCM to conduct its business and advances GWCM all funds that GWCM needs to conduct its business.

31. GWCM created Great-West Funds, Inc. for the benefit of GWLA and to further GWLA's business. GWCM has earned substantial and excessive profits from the fees it gets from the Funds and has passed and passes those profits on to GWLA in the form of dividends and other payments, including nominal reimbursement of expenses and payments on contracts by which it purportedly hired GWLA to provide services to the Funds.

Defendant Great-West Life & Annuity Insurance Company

32. Defendant GWLA is an insurance company domiciled in Denver, Colorado. It is wholly owned, through a number of subsidiaries, by Great-West Lifeco Inc., a Canadian holding company. The shares of Great-West Lifeco Inc. are publicly traded on the Toronto Stock Exchange as GWO.

33. The vast majority of GWLA's business (over 95%) consists of providing retirement plans through its business name "Empower Retirement." As of 2014, GWLA

also does business as "Great-West Financial." Empower Retirement is a wholly owned

subsidiary of GWLA, which also is the parent company of GWCM. Empower Retirement

presents itself as acting on behalf of individual investors when, in reality, it is a front for

selling Great-West investments.

Jurisdiction and Venue

34. This Court has jurisdiction of the claims under 15 U.S.C. §§80a-35(b)(5), 80a-43,

and 28 U.S.C. §1331.

35. Venue is proper in this judicial district under 15 U.S.C. §80a-42 and 28 U.S.C.

§1391 because Defendants reside in this district, maintain their common office in this

district, and/or transact business in this district, and because certain of the acts and

transactions giving rise to Plaintiffs' claims occurred in this district.

GWCM's and GWLA's fiduciary duties
under ICA §36(b)

36. Section 36(b) of the Investment Company Act imposes a "fiduciary duty [on

investment advisers] with respect to the receipt of compensation for services." 15

U.S.C. §80a-35(b). It authorizes any security holder of an investment company to bring

an action on behalf of the investment company against the investment adviser of that

company and an affiliated person of that adviser who has a fiduciary duty concerning

such compensation or payments, for breach of fiduciary duty in respect of such

compensation or payments paid by such investment company or by the security holders

thereof to such investment adviser or person and to recover the investment company's

actual damages resulting from the breach. An adviser or affiliate breaches it fiduciary

duty and is liable for the investment company's actual damages if it takes compensation that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. *Jones v. Harris Assocs. LP*, 559 U.S. 335, 346 (2010). A transaction that does not carry the earmarks of an arm's-length bargain will be set aside. *Id.* at 347.

37. Congress recognized as early as 1935 that mutual funds "present[ed] special features which require[d] attention beyond simply the disclosure philosophy of the Securities Act of 1933." (*See* H.R. Rep. No. 91-1382, p. 2 (1970), because "a typical [mutual] fund is organized by its investment advisor which provides it with almost all management services and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter sever its relationship with the advisor.") (*See also* S. Rep. no. 91-184, p. 5 (1969)). Therefore, the forces of arm's length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy." (*Id.*) Rather, "the relationship between investment advisors and mutual funds is fraught with potential conflicts of interest," *Burks v. Lasker,* 441 U.S. 471, 481 (1979); *see also Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 929 (2d Cir. 1982).

38. Accordingly, in 1940, Congress enacted the ICA recognizing that:

> The national public interest and the interest of investors are ***adversely affected***…when investment companies are organized, operated [and] managed…in the interest of…investment advisers…rather than in the interest of [shareholders]…or when the investment companies…are not subjected to adequate independent scrutiny.

ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994) (emphasis added). The ICA was designed to regulate and to curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors and distributors.

39. In the 1960's, Congress realized that investment advisors were still gouging mutual funds with excessive fees. A report produced by the Wharton School that was commissioned by the SEC found that investment advisers tended to charge mutual funds "substantially higher" rates than they charged other clients. (*A Study of Mutual Funds Prepared for the Securities and Exchange Commission by the Wharton School of Finance and Commerce*, H.R. Rep. No. 2274, p. 29 (1962)).

40. As a result, Section 36(b), 15 U.S.C. §80a-35(b) was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor . . . for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

41. Further, notwithstanding requirements regarding the increased disinterestedness of the board, "Congress decided not to rely solely on the fund's directors to assure reasonable adviser fees," *Daily Income Fund*, 464 U.S. at 540, also adding a provision to Section 36(b) that provides:

> In any such action approval by the board of directors of such investment company of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, and ratification or approval of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, by the shareholders of such investment company, shall be given such consideration by the court as is deemed appropriate ***under all the circumstances***.

15 U.S.C. § 80a-35(b)(2) (emphasis added). Through Section 36(b), Congress gave shareholders a "unique right," *Daily Income Fund*, 464 U.S. at 536, giving them the ability to be an independent check on unfair fees while leaving "the ultimate responsibility for the decision in determining whether the fiduciary duty has been breached [] with the court." (S. Rep. 91-184, p. 6.).

42. Mutual fund fees cause a dramatic decrease in investment returns over time. Arthur Levitt, past Chairman of the SEC, criticized this "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. . . . In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

43. Mutual funds are governed by a Board of Directors. Among other things, it is the board's responsibility to approve advisory fees and expenses. Directors are compensated for their services with a fee based on a schedule that typically takes into

account an annual retainer, the number of meetings attended, and expenses incurred.

Directors are typically paid about $100,000 per year for serving on the board. As a

result, board membership is a lucrative part-time job, the continuation of which is

dependent (at least in part) on the continued good will and approval of Defendant's

fees.

44.   While mutual fund boards are supposed to be the "watchdogs" for the

shareholders of the funds, two noteworthy industry insiders have commented on the

general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack

Bogle, founder of The Vanguard Group, Inc. ("Vanguard") made the following

comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

45. Warren Buffet, famous investor and chairman of Berkshire Hathaway, made

the following comment, which was aptly quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were

> looking for Cocker Spaniels and not Dobermans. I'd say they
> found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F. Supp. 2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

46. Mr. Buffet further observed, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an 'independent' mutual fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to 'independent' directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.)

2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

47. The watchfulness and effectiveness of mutual fund boards of directors continues to be an issue today. Indeed, as Judge Posner recently observed in his dissent from the denial of a petition for rehearing *en banc* in another case brought under Section 36(b), there are "growing indications that executive compensation in large publicly traded firms often is excessive because of the feeble incentives of boards

of directors to police compensation." *Jones v. Harris*, 537 F.3d 728, 730 (2008), *cert. granted*, 559 U.S. 335, 129 S. Ct. 1579 (2010). Indeed, "'broad cross- sectional analysis reveals little consistent evidence that board composition is related to lower fees and higher returns for fund shareholders.'" *Id.* at 731 (quoting OEA Memorandum: Literature Review on Independent Mutual Fund Chairs and Directors," Dec. 29, 2006).

48.   Under the ICA, an investment advisor's fiduciary duty encompasses both full disclosure and substantive fairness as concerns fund fee assessments. Indeed, an advisor "may not overreach in the amount of his fee even though the other party to the transaction, in full possession of all the facts, does not believe the fee is excessive." December 17, 1969 Letter from the Investment Company Institute included with Mutual Funds Amendments (Part I): Hearings before the Subcomm. on Commerce and Finance of the H. Comm. on Interstate and Foreign Commerce, 91st Cong., at 441 (1969) ("1969 Hearings"). *See also* S. Rep. 91-184, pp. 15-16 ("the ultimate test, ***even if the compensation or payments are approved by the directors*** . . . will be whether the investment adviser has fulfilled his fiduciary duty to the mutual fund shareholders in determining the fee") (emphasis added).

49. The essence of a claim for excessive or unfair fees under the Section 36(b) of the ICA is "whether or not under all the circumstances the transaction carries the earmarks of an arm's length bargain." *Pepper v. Litton*, 308 U.S. 295, 306-307 (1939). "To face liability under Section 36 an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services

rendered and could not have been the product of arm's length bargaining." *Jones v. Harris,* 559 U.S. 335, 346 (2010).

50. The test for determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining includes a consideration of the following non-excusive six factors: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structure; (5) fallout benefits (*i.e.*, indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts of this case, demonstrates that the fees collected by Defendant from the Fund violates Section 36(b).

GWCM's Investment Advisory Agreement

51. All Funds are managed under the terms of a single Investment Advisory Agreement between GWCM and Great-West Funds, Inc. The Investment Advisory Agreement in effect at the beginning of the damages period of these actions was dated March 3, 2014. The Investment Advisory Agreement in effect at the time these actions were commenced was dated May 1, 2015; on April 15, 2016, the Board voted to extend its terms through April 30, 2017. The current Investment Advisory Agreement is dated May 1, 2017.

52. Under the terms of the Investment Advisory Agreement, GWCM contracted to perform the following services for all Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the Funds;

(b) consult with the Board of Directors and furnish to the Board of Directors recommendations with respect to an overall investment plan for approval, modification, or rejection by the Board of Directors;

(c) seek out, present, and recommend specific investment opportunities, consistent with any overall investment plan approved by the Board of Directors;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board of Directors, including making and carrying out decisions to acquire or dispose of permissible investments, management of investments and any other property of the Funds, and providing or obtaining such services as may be necessary in managing, acquiring, or disposing of investments;

(e) regularly report to the Board of Directors with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Funds;

(f) maintain all required accounts, records, memoranda, instructions, or authorizations relating to the acquisition or disposition of investments for the Funds; and

(g) determine the net asset value of the Funds as required by applicable law.

53. Prior to May 1, 2015, GWCM's duties under the Investment Advisory Agreement included providing administrative and recordkeeping services for the Funds. GWCM in turn hired GWLA under an Administrative Services Agreement purportedly to provide administrative services to the Funds for a fee of 35 basis points (bps, 0.35%) of Fund

assets. On May 1, 2015, GWCM caused Great-West Funds, Inc. to enter into a separate Administrative Services Agreement with GWLA to provide for all Initial Class and L Class shares of the Funds these purported administrative services at a cost of 35 bps of Fund assets

54. Although GWCM passed on profits to GWLA in the form of an asset-based fee purportedly for recordkeeping services, and then caused the Funds to pay those fees directly, the Funds were already receiving those services from their transfer agent (DST Systems, Inc.), which does not charge an asset-based fee for its services and is paid far less than what GWCM and then the Funds paid.

55. For the limited services it provides to the Funds, GWCM receives an asset-based fee calculated as a percentage of the daily asset value of the Funds computed daily. Between May 1, 2015 and April 30, 2017 GWCM charged annual rates of 10 bps to 105 bps as shown below, which includes the 2015 assets for each Fund. Before May 1, 2015, the fee for each Fund was 35 bps higher, which reflected the 35 bps fee for administrative and recordkeeping services that GWCM passed through to its affiliate, GWLA.

Fee	Fund	Assets
105	Great-West Invesco Small Cap Value Fund	$ 68M
95	Great-West Templeton Global Bond Fund	$ 371M
90	Great-West Goldman Sachs Mid Cap Value Fund	$ 545M
85	Great-West MFS International Growth Fund	$ 307M
75	Great-West Small Cap Growth Fund	$ 12M
	Great-West Putnam High Yield Bond Fund	$ 300M
	Great-West Putnam Equity Income Fund	$ 535M
65	Great-West T. Rowe Price Mid Cap Growth Fund	$ 994M
	Great-West MFS International Value Fund	$ 887M
	Great-West American Century Growth Fund	$ 458M
60	Great-West Loomis Sayles Small Cap Value Fund	$ 209M
	Great-West Ariel Mid Cap Value Fund	$ 237M
55	Great-West Loomis Sayles Bond Fund	$ 720M
45	Great-West T. Rowe Price Equity Income Fund	$ 796M
35	Great-West Real Estate Index Fund	$ 324M
	Great-West Federated Bond Fund	$ 414M
	Great-West International Index Fund	$ 707M
25	Great-West U.S. Government Mortgage Securities Fund	$ 298M
	Great-West Stock Index Fund	$ 290M
	Great-West Short Duration Bond Fund	$ 174M
	Great-West S&P Small Cap 600® Index Fund	$ 701M
	Great-West S&P Mid Cap 400® Index Fund	$ 612M
	Great-West S&P 500® Index Fund	$2,274M
	all Great-West Profile I Funds	$ 610M
16	Great-West SecureFoundation® Balanced ETF Fund	$ 55M
12	all Great-West SecureFoundation® Lifetime Funds	$ 53M
	all Great-West Lifetime Funds	$5,864M
10	Great-West SecureFoundation® Balanced Fund	$ 260M
	all Great-West Profile II Funds	$2,109M

GWCM's current fees (in bps) are reflected below:

Fee	Fund	Assets
85	Great-West Invesco Small Cap Value Fund	$ 75M
83	Great-West Multi-Manager Small Cap Growth Fund	$ 56M
82	Great-West MFS International Growth Fund	$ 349M
79	Great-West Goldman Sachs Mid Cap Value Fund	$ 591M
74	Great-West Putnam Equity Income Fund	$ 625M

72	Great-West Putnam High Yield Bond Fund	$ 329M
71	Great-West Loomis Sayles Small Cap Value Fund	$ 249M
67	Great-West MFS International Value Fund	$1,223M
67	Great-West Ariel Mid Cap Value Fund	$ 177M
66	Great-West T. Rowe Price Mid Cap Growth Fund	$1,221M
58	Great-West Templeton Global Bond Fund	$ 371M
52	Great-West Loomis Sayles Bond Fund	$ 761M
47	Great-West T. Rowe Price Equity Income Fund	$ 871M
34	Great-West Real Estate Index Fund	$ 320M
28	Great-West International Index Fund	$ 890M
23	Great-West U.S. Government Mortgage Securities Fund	$ 389M
23	Great-West Short Duration Bond Fund	$ 202M
23	Great-West S&P Small Cap 600® Index Fund	$ 975M
23	Great-West S&P Mid Cap 400® Index Fund	$ 802M
20	Great-West S&P 500® Index Fund	$2,786M
16	Great-West SecureFoundation® Balanced ETF Fund	$ 50M
12	all Great-West SecureFoundation® Lifetime Funds	$ 575M
	all Great-West Lifetime Funds	$5,882M
10	Great-West SecureFoundation® Balanced Fund	$ 615M
	all Great-West Profile Funds	$3,376M

56. Before May 1, 2017, contrary to basic, well-established investment management practice and the investment management market, the Investment Advisory Agreement provided no breakpoints by which this asset-based fee decreases at certain asset levels, except for the Great-West Multi-Manager Large Cap Growth Fund, from which Defendant received a fee of 65 bps of $1 billion in asset value and 60 bps in asset value above $1 billion. That Fund, however, had less than $1 billion in assets.

57. Rather than actually managing the assets in each Fund, GWCM hires sub-advisers to manage the assets of nearly all the Funds and pays the sub-adviser only a fraction of its own fee. Most of the sub-advisers, whom GWCM pays from its fee, do

offer declining rate fee schedules based on size of assets, which is common in the market. As a result, when assets in the Funds increase, GWCM does not just receive the same percentage fee, but actually keeps a far higher percentage fee because GWCM pays the sub-adviser less and less as assets increase.

58. Breakpoints for investment advisory fees beginning at $100 million are common among investment companies and advisers. Shockingly, the Great-West Funds, Inc. Board of Directors has never asked GWCM to implement breakpoints for the investment advisory fees it charges, contrary to well-established industry practice. As Klapper admitted in a deposition under oath on October 18, 2016, the Board "didn't specifically ask [GWCM] to provide breakpoints." In fact, only after this lawsuit was filed did GWCM, for the first time ever since the Funds' inception, only offer to implement breakpoints so that shareholders could share in the cost savings it had enjoyed for years. On November 18, 2016, the Board approved a new Investment Advisory Agreement that added breakpoints for 15 Funds—and the lowest breakpoints for those Funds are set not at $100 million, but rather at $1 billion. That agreement did not go into effect until May 1, 2017.

59. The result of GWCM's failure to offer breakpoints, and the Board of Directors' failure to demand them, is that GWCM's fees became increasingly excessive as assets increased—the opposite result from both logical evaluations of the services provided and from what is seen when investment management fees are bargained for at arm's length. As the amount of Great-West Funds, Inc.'s assets under GWCM's management increased, due to increased contributions as much as investment performance,

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GWCM's—and GWLA's—reported profitability ratio (the percentage of revenue representing profits) increased, ultimately ▮▮▮▮▮ and, when combined with GWLA, reached over ▮▮ :

Year	Funds Ave. Assets Under GWCM's Management	GWCM's Reported Profitability	GWCM's + GWLA's Reported Profitability
2012	$14.374B		
2013	$19.064B		
2014	$22.678B		
2015	$24.296B		
2016	$25.643B		

60. After Plaintiffs filed Case Nos. 16-230 and 16-1215, Defendant claimed to have discovered an "error" that resulted in allegedly overreporting the profit margin of GWCM and GWLA for 2015 and now claims that the 2015 margins were ▮▮▮▮▮ respectively.

61. GWCM has taken large profits from the Funds, including more than ▮▮▮▮ each in 2015 and 2014 (after preceding years of profit ranging from ▮▮▮▮ ▮▮▮), and also has passed on large profits to GWLA via the Administrative Services Agreement, including more than ▮▮▮ in 2015 and more than ▮▮▮ in 2014 (after preceding years of profit ranging from ▮▮▮▮▮). After Plaintiffs filed their lawsuit, GWCM claimed to have overstated its 2015 profits and now claims it made only ▮▮▮ . Nonetheless, GWCM's profits have increased by ▮ ▮▮▮ since 2010.

Great-West Asset Allocation Funds

62. Great-West issues various "asset allocation" Funds, which invest all or virtually all of their assets in other Great-West Funds. GWCM is thus the manager of the asset allocation Funds and the manager of virtually all of the Funds in which it invests. The Board of Directors is also identical among these Funds.

63. GWCM receives multiple layers of fees from the asset allocation Funds, despite GWCM doing little other than invest the asset allocation Funds in its other Funds. Thus, it charges fees on top of fees for choosing itself, a direct conflict of interest.

64. These asset allocation Funds come in 3 families, the Lifetime Funds, the SecureFoundation® Lifetime Funds, and the Profile Funds.

65. The Lifetime Funds are target date retirement mutual funds that invest in other mutual funds and are putatively tailored for investors planning to retire in or near a specified year and to withdraw amounts from the Fund gradually after the specified year. Great-West issues Lifetime Funds for the specified retirement years of 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055 in 3 types of allocation strategies (I–conservative, II–moderate, III–aggressive) and in 3 share classes (T, T1, and L). On February 9, 2016 the Great-West Funds, Inc. Board of Directors approved the merger of all "II-moderate" Lifetime Funds into their date-counterpart "III-aggressive" Funds and adding to the name of the I Funds the term "Conservative." As of May 1, 2017, the Lifetime Funds are available in 4 classes: Institutional, Investor (formerly class T), Servicer (formerly class T1), and class L.

66. As with other target date funds, each of the Lifetime Funds has a specified mix of allocations to different investment categories on a "glide path" that generally increases allocation to fixed income and other conservative investments as the Fund approaches its specified year.

67. GWCM is the investment adviser for all Lifetime Funds and takes a fee of 12 bps of Fund assets for selecting the funds in which each Lifetime Fund invests. Conversely, other comparable investment advisors, including Fidelity, JP Morgan, and American Funds, charge no additional management fees on their target date funds.

68. Rather than being the subject of regular trading of securities and other investment activities, the Lifetime Funds automatically rebalance their holdings on a monthly basis to maintain the appropriate asset allocation. The investment advisory services provided by GWCM to the Lifetime Funds are limited to quarterly reviews of the asset allocations, underlying fund allocations and the underlying funds.

69. The second type of fee or payment of a material nature that GWCM receives from the Lifetime Funds and their investors is what is referred to as Acquired Funds Fees and Expenses, or "AFFE." The AFFE is comprised almost entirely of management or investment advisory fees for the underlying funds in which the Lifetime Funds are invested. The Lifetime Funds and their investors pay these amounts to GWCM by virtue of their investment in the underlying funds and in direct proportion to their investment in the underlying funds. For example, if the Lifetime 2035 Fund owns 18% of the Great-West S&P 500 Index Fund, it pays 18% of the investment advisory fees for that fund as part of the AFFE.

70. For the past 5 years alone, GWCM has consistently invested most of the assets of the Lifetime Funds (68%–83%) in other Great-West Funds for which GWCM also is the investment adviser. Thus, GWCM is charging a fee of 12 bps—a fee its peer firms do not charge—for the service of *selecting itself* to manage the underlying investments of the Lifetime Funds, while also receiving another layer of fees in each of its underlying funds which it selects. The top 15 mutual funds by percentage of Lifetime Fund assets over the past 5 years have consistently been other Great-West Funds managed by GWCM.

71. All of the Lifetime Funds have consistently invested in the same group of Great-West Funds of which GWCM is the adviser, namely:

Great-West S&P 500® Index Fund

Great-West Bond Index Fund

Great-West International Index Fund

Great-West Goldman Sachs Mid Cap Value Fund

Great-West T. Rowe Price Equity Income Fund

Great-West Putnam Equity Income Fund

Great-West Federated Bond Fund

Great-West MFS International Value Fund

Great-West S&P Mid Cap 400® Index Fund

Great-West Loomis Sayles Bond Fund

Great-West Putnam High Yield Bond Fund

Great-West American Century Growth Fund

Great-West Multi-Manager Large Cap Growth Fund

Great-West Templeton Global Bond Fund

Great-West Real Estate Index Fund

Great-West S&P Small Cap 600® Index Fund

Great-West MFS International Growth Fund

Great-West T. Rowe Price Mid Cap Growth Fund

Great-West Loomis Sayles Small Cap Value Fund

Great-West Short Duration Bond Fund

Great-West Ariel Mid Cap Value Fund

72. In March 2016, the Great-West American Century Growth Fund was merged into the Great-West Multi-Manager Large Cap Growth Fund. The Lifetime Funds also invest millions of dollars in an investment contract issued by GWLA.

73. In addition to the 12 bps management fee, the Lifetime Funds also pay a 35 bps administrative services fee (except for the Institutional Share Class) to GWLA (now directly and previously through GWCM). In addition to that, the Funds in which GWCM invests Lifetime Fund assets have a third layer of fees which range from 40 to 51 bps.

74. As with the Lifetime Funds, the SecureFoundation® Lifetime Funds provide an asset allocation strategy designed to meet certain investment goals based on an investor's investment horizon for the retirement years of 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055. Here too, each Fund is a fund-of-funds—with fees on fees—that pursues its investment objective by investing in other mutual funds and in a fixed interest contract issued and guaranteed by GWLA.

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75. As of May 1, 2017, the SecureFoundation® Funds come in 4 share classes: Institutional Class, and Investor class (formerly class G), Service class (formerly class G1) and class L. The fees at issue here are the same for all classes.

76. As with the Lifetime Funds, GWCM takes a fee in all classes of the SecureFoundation® Lifetime Funds of 12 bps of Fund assets, except that the Great-West SecureFoundation® Balanced Fund management fee is 10 bps. Comparable funds, however, including those offered by Fidelity and MassMutual, include no additional investment advisory fees. In addition, the underlying Fund fees, which are identical among the share classes, range from 21 to 26 bps across the different target dates offered. In addition, the SecureFoundation® Lifetime Funds also pay a 35 bps administrative services fee (except for the Institutional Share Class) to GWLA (now directly and previously through GWCM). Any Empower Retirement plan participant or IRA owner who invests in a SecureFoundation® Lifetime Fund must also separately purchase from GWLA a Guaranteed Lifetime Withdrawal Benefit through a fixed deferred annuity contract which deducts a monthly percentage from the shareholder's investment (currently 90 bps, but which can be as high as 150 bps) for a guaranteed lifetime payment that is of very limited (if any) value and provides more profits to GWLA.

77. As with the target date funds, GWCM consistently invests the vast majority of SecureFoundation® Funds assets—*over 90%* and up to 98%—in other Funds managed by GWCM and an investment contract issued by GWLA. Again, GWCM is charging shareholders for selecting itself. All of the SecureFoundation® Lifetime Funds have

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consistently invested in the same group of Great-West Funds of which GWCM is the adviser and a GWLA investment contract, namely:

Great-West S&P 500® Index Fund Initial Class

Great-West Bond Index Fund Initial Class

Great-West International Index Fund Initial Class

Great-West S&P Mid Cap 400® Index Fund Initial Class

Great-West S&P Small Cap 600® Index Fund Initial Class

Great-West Life & Annuity Contract

78. The Profile Funds are also asset allocation Funds that operate as a fund-of-funds. GWCM invests *all* of assets of the Profile Funds in other Great-West Funds managed by GWCM.

79. Before July 2017, there were 2 series of Profile Funds; Profile I Funds and Profile II Funds. GWCM took from each Profile I Fund a 25 bps fee and from each of the Profile II Funds a 10 bps fee. Comparable funds, however, including those offered by American Funds, MainStay, and Legg Mason, include no additional investment advisory fees. All but the Institutional Class of each fund also pay a 35 bps administrative services fee (initially to GWCM and presently directly to GWLA). A third level of fees, the fees of the underlying Funds, was identical among the share classes of each fund and ranged from 45 to 73 bps for both the Profile I and Profile II Funds depending on how conservative or aggressive the Fund is designed to be.

80. Despite paying management fees 250% higher, the Profile I Fundwas managed identically to its corresponding Profile II Fund. For example, the Great-West

Conservative Profile I Fund and the Great-West Conservative Profile II Fund invested in the same 18 Great-West Funds in nearly identical percentages. Both allocated identically among those 18 funds and had just under 48% of their assets spread among 6 Great-West bond funds and just under 30% of their assets spread among the same 12 Great-West equity funds. Both also had just over 22% of their assets in a Great-West Life & Annuity Contract. The Profile I and Profile II Funds also consisted of similar funds in their Moderately Conservative, Moderate, Moderately Aggressive, and Aggressive versions.

81. All of the Profile Funds have consistently invested in the same group of Great-West Funds of which GWCM is the adviser, namely:

Great-West Goldman Sachs Mid Cap Value Fund

Great-West T. Rowe Price Equity Income Fund

Great-West Putnam Equity Income Fund

Great-West Federated Bond Fund

Great-West MFS International Value Fund

Great-West Loomis Sayles Bond Fund

Great-West Putnam High Yield Bond Fund

Great-West American Century Growth Fund

Great-West Multi-Manager Large Cap Growth Fund

Great-West Templeton Global Bond Fund

Great-West Real Estate Index Fund

Great-West MFS International Growth Fund

Great-West T. Rowe Price Mid Cap Growth Fund

Great-West U.S. Government Mortgage Securities Fund

Great-West Loomis Sayles Small Cap Value Fund

Great-West Short Duration Bond Fund

Great-West Invesco Small Cap Value Fund

Great-West Small Cap Growth Fund

Great-West Life & Annuity Contract

82. Each Profile I Fund had the same investment objectives and policies as the corresponding Profile II fund.

83. Thus, the Profile I Funds existed solely to provide additional excessive management fees to GWCM. Without separate funds, such a difference in advisory fees would be prohibited under 17 CFR 270.18f-3(a)(1)(iii) and the 25 bps management fee would have to be reduced to 10 bps as it was in the identically managed Profile II Funds, because the difference in fees was not the result of the application of the same performance fee provisions in the Defendant's advisory contract to the different investment performance of each class.

84. These much higher management fees provided no benefit to the Profile I Funds, their investors, or other Great-West shareholders, and denied shareholders the benefit of the economies of scale which would have been available had the Profile Funds been combined or had GWCM charged the same investment management fee for the same services in the Profile I Funds as it did for the Profile II Funds. Meanwhile, both the

Profile I and II Funds charged excessive and unnecessary fees, both at this top level and the underlying fee levels.

85. GWCM merged the Profile I Funds into the Profile II Funds in July 2017.

86. The Profile Funds, the Lifetime Funds, the SecureFoundation® Balanced Fund, and the SecureFoundation® Lifetime Funds are managed by GWCM's Asset Allocation Committee. The Asset Allocation Committee currently consists of Catherine Tocher, Jack Brown, Jonathan Kreider, and Andrew Corwin. Former members of the Committee include S. Mark Corbett, David McLeod, and Thone Gdovin.

87. The SecureFoundation® Balanced Fund also is an asset allocation fund from which GWCM takes a fee of 10 bps. GWCM invests over 95% of that Fund in other Funds in which it takes another fee, namely, the Great-West Index Funds described below and a Great-West Life & Annuity Contract.

88. As shown below, these underlying funds are poor performers with fees vastly higher than comparable competing funds. Also, the Great-West asset allocation Funds represent the majority of the investment dollars in the Institutional Class of many of the underlying Funds. For example, since 2015, the asset allocation Funds represent between 50% and 93% of all money invested in the Great-West Putnam High Yield Bond Fund, 54%–87% of the Great-West Federated Bond Fund, 60%–83% of the Great-West Multi-Manager Large Cap Growth Fund, 45%–81% of the Great-West Putnam Equity Income Fund, 57%–79% of the Great-West Goldman Sachs Mid Cap Value Fund, 51%–78% of the Great-West International Index Fund, 60%–77% of the Great-West MFS International Growth Fund, 48%–73% of the Great-West Real Estate

Index Fund, 71%–73% of the Great-West Invesco Small Cap Value Fund, 45%–65% of the Great-West Bond Index Fund, 50%–64% of the Great-West S&P Mid Cap 400® Index Fund, and 60%–62% of the Great-West MFS International Value Fund. In addition, the asset allocation Funds constituted 49% of the assets invested in the Great-West S&P 500® Index Fund.

89. The fees that GWCM receives in the asset allocation Funds are also excessive relative to the fees other asset allocation mutual funds in the market pay to their advisers. Of the 15 largest fund families in the United States, only 3 charge any fee at the fund level on top of the underlying fund fees.

90. The fee that GWCM receives from the asset allocation Funds is far in excess of its cost to manage those funds.

The Great-West Index Funds

91. All of the asset allocation Funds, except for the Profile Funds, invest in the Great-West S&P 500® Index Fund, the Great-West International Index Fund, the Great-West S&P Mid Cap 400® Index Fund, the Great-West S&P Small Cap 600® Index Fund, and the Great-West Real Estate Index Fund (collectively referred to below as the "Index Funds") in varying amounts. Prior to July 2017, the Index Funds included the Great-West Stock Index Fund, which was merged into the Great-West S&P 500® Index Fund. In addition to picking these index funds as underlying component funds in the asset allocation Funds, GWCM is also the investment adviser for the Index Funds and, prior to May 1, 2017, took a fee of 25 bps of Fund assets (except for the Great-West Real Estate Index Fund, for which GWCM took a fee of 35 bps). (As of May 1, 2017,

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GWCM's fees range from 20–34 bps.) GWCM, however, has delegated virtually all investment advisory services for the Index Funds to a GWLA affiliate—Irish Life Investment Managers Limited (ILIM), an Irish domiciled company—under the terms of a Sub-Advisory Agreement.

92. Index funds require very little investment management and no investment research, since they are designed to be infrequently traded mimics of an index of securities. Thus, no research is required regarding specific stocks. Consequently, the expenses incurred for such funds are minimal, and the expense ratio charged to shareholders should be minimal. Likewise, where an adviser hires a sub-adviser to manage the funds (as is the case with GWCM), the fees for the adviser also should be very low because the performance of the sub-adviser can be easily monitored by comparing returns to the index the sub-adviser is instructed to track. Prudent investors choose the lowest cost index fund they can find, since the difference in performance among index funds primarily is the difference in fees and since the nature and extent of the services required are identical.

93. The Sub-Advisory Agreement between GWCM and ILIM went into effect on May 1, 2016. Before that, Mellon Capital Management Corporation ("Mellon"), an unaffiliated company, served as the sub-adviser to the Index Funds (save for the Great-West Real Estate Index Fund, which had been sub-advised by Geode Capital Management, LLC ("Geode")). GWCM delegates to ILIM, and had previously delegated to Mellon, the following adviser functions for the Index Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial relevant to the investment policies of the Index Funds;

(b) consult with the Adviser and with the Board and furnish to the Adviser and the Board recommendations with respect to an overall investment plan for the Index Funds for approval, modification, or rejection by the Board;

(c) seek out specific investment opportunities for the Index Funds consistent with an overall investment plan approved by the Adviser and the Board;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board for the Index Funds including making and carrying out decisions to acquire or dispose of permissible investments as set forth in the Fund's Registration Statement, management of investments and any other property of the Index Funds and providing or obtaining such services as may be necessary in managing, acquiring or disposing of investments, consulting as appropriate with the Adviser;

(e) regularly report to the Adviser and the Board with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Index Funds;

(f) communicate as appropriate to the Adviser adequate and timely information on investment related activity within the Index Funds, including, but not limited to purchases, sales and contractual commitments;

(g) arrange with the applicable broker or dealer at the time of the purchase or sale of investments or other assets of the Index Funds for the appropriate delivery of the investment or other asset;

(h) report monthly in writing to the Adviser and report at least annually in person

to the Board with respect to the implementation of the approved investment plan and

any other activities in connection with management of the assets of the Index Funds;

(i) maintain all records, memoranda, instructions or authorizations relating to the

acquisition or disposition of investments or other assets of the Index Funds required to

be maintained by Sub-adviser;

(j) arrange with the Adviser an administrative process which permits the Adviser

to appropriately reflect in its daily determination of unit values, the transactions,

positions and obligations of the Index Funds resulting from the investment management

services provided to the Index Funds;

(k) vote all shares held by the Index Funds.

94. Through the Sub-Advisory Agreements with ILIM and Mellon, then, GWCM

delegates most of its investment adviser functions with respect to the Index Funds,

except merely recordkeeping the required accounts relating to the acquisition or

disposition of investments for the Funds, determining the net asset value of the Index

Funds, providing office space, conducting Board meetings, and preparing SEC filings.

Even there, ILIM is obligated, just as Mellon and Geode were, to arrange with GWCM

an administrative process for allowing GWCM to determine net asset value of the

Funds.

95. While the Sub-Advisory Agreement between GWCM and Mellon contained the

same provisions as the Sub-Advisory Agreement between GWCM and ILIM, ILIM

performs these services for lower fees than Mellon and Geode had charged. When

GWCM announced the change from Mellon to ILIM in a January 28, 2016 proxy statement, it informed shareholders that, "The overall fees and expenses that you pay as a shareholder of a Fund will not increase as a result of the implementation of the new investment sub-advisory agreement." It did not tell them, however, that the overall fees and expenses would *decrease,* as would be expected from such a fiduciary. In other words, GWCM increased its own compensation by negotiating at arm's-length with the sub-adviser who does all of the substantive work in a Fund for lower fees, and then did not pass on any of those benefits to the Funds. Moreover, GWCM selected an affiliate to receive these fees to further the interests of its parent companies.

96. Although ILIM (like Mellon and Geode before it) performs virtually all of the investment work for the Index Funds, GWCM receives far more in fees than Mellon Capital Management Corporation. GWCM receives 25 bps on all assets under management in the Index Funds. From that fee, GWCM pays ILIM the following fees:

Fund	ILIM Fee (**bps** / % of GWCM's fee)
Great-West S&P 500® Index Fund	**.75** / 3%
Great-West S&P Small Cap 600® Index Fund	**1.3** / 5.2%
Great-West Stock Index Fund	**1** / 4%
Great-West S&P Mid Cap 400® Index Fund	**1.5** / 6%
Great-West International Index Fund	**2** / 5.7%
Great-West Real Estate Index Fund	**2** / 5.7%

ILIM's fees are actually a reduction from Mellon's/Geode's fees:

Fund	Mellon/Geode Fee (bps)
Great-West S&P 500® Index Fund	2
Great-West S&P Small Cap 600® Index Fund	2
Great-West Stock Index Fund	2
Great-West S&P Mid Cap 400® Index Fund	3.5 on the first $500 million 2 on all assets > $500 million
Great-West International Index Fund	3.5 on the first $500 million 2 on all assets > $500 million
Great-West Real Estate Index Fund	8 on the first $100 million 6 on all assets > $100 million

97. Despite this reduction in sub-advisory fees, GWCM did not reduce its own fees in the same amount, and thus did not pass any of its cost savings on to shareholders. For example, the sub-advisory fee for the Great-West S&P 500® Index Fund was reduced from 2 basis points to .75 basis points—a 62.5% drop. Rather than dropping its own advisory fee for the Great-West S&P 500® Index Fund by the same 1.25 basis points, GWCM kept its fee at 25 basis points. Thus, though the cost of managing the fund dropped by *62.5%*, shareholders continued to pay the same fees.

98. GWCM was allowed to get away with keeping its cost savings for itself because the Board of Directors did nothing to challenge it, despite knowing that GWCM's decision to switch from Mellon to ILIM would increase its own revenue. As Lynne testified in her October 19, 2016 deposition, GWCM's fees on the Index Funds "were not reduced," and thus GWCM "kept a greater share of the overall management fee." The Board did not even so much as think about passing on any of these savings to the shareholders. As Klapper aptly stated in her October 18, 2016 deposition, asking GWCM to pass its savings on to shareholders "really wasn't in our thought process."

99. Rather than insist on a corresponding fee reduction for GWCM, the Board took what Lynne described as a "wait and see" approach. It allowed GWCM keep collecting additional fees until some unknown point in the future when the Board might consider a fee reduction. According to Director McConahey in his sworn deposition taken November 1, 2016, the Board approved hiring ILIM as the Index Funds' subadvisor—with its attendant sub-advisory fee reduction—"with the understanding that the [GWCM's] fees would be reviewed and reconsidered at a later point in time." McConahey also conceded that that "later point in time" could be, at the earliest, in 2017—a full year after GWCM began receiving additional funds as a result of the sub-adviser change. In fact, Case Nos. 16-230 and 16-1215 were filed, GWCM did propose reducing its fees on some Funds, which the Board approved on November 18, 2016. Those fee reductions were not implemented, however, until May 1, 2017.

100.   Under these terms of the Investment Advisory Agreement and Sub-Advisory Agreement with Mellon then in effect, the Index Funds paid the following fees in 2014 and 2015:

Fund (2014)	GWCM	Mellon	GWCM %
Great-West International Index	$4,083,809	$191,615	95%
Great-West S&P 500® Index	$12,128,342	$404,323	96%
Great-West S&P Mid Cap 400® Index	$3,062,478	$174,958	94%
Great-West S&P Small Cap 600® Index	$4,231,631	$140,987	96%
Great-West Stock Index	$1,828,235	$60,911	96%
Total	**$25,334,495**	**$972,794**	**96%**

Fund (2015)	GWCM	Mellon	GWCM %
Great-West International Index	$3,144,604	$211,493	94%
Great-West S&P 500® Index	$8,351,120	$459,478	95%
Great-West S&P Mid Cap 400® Index	$2,190,785	$196,618	92%
Great-West S&P Small Cap 600® Index	$2,749,058	$150,476	95%
Great-West Stock Index	$1,093,889	$59,501	95%
Total	**$17,529,456**	**$1,077,566**	**94%**

101.   Though it appears that GWCM collected fewer advisory fees in 2015 than in 2014, this is due to the shift in 2015 of the 35 bps administrative service fee charge from GWCM to GWLA directly. GWCM's revenues net of the administrative service fee and profits actually increased from 2014 to 2015.

102.   In other words, compared to Mellon, GWCM received **_over 26 times_** more in fees in 2014, and **_over 16 times_** more in fees in 2015, even though GWCM performs virtually none of the investment adviser work for those Funds.

103.   GWCM's share of the advisory fees shareholders pay on the Index Funds is even greater since it installed its affiliate ILIM as the sub-adviser. Had the fee schedule in ILIM's Sub-Advisory Agreement been in effect during that time period, the percentage of total advisory fees kept by GWCM would have been even greater:

Fund (2014)	GWCM	ILIM	GWCM %
Great-West International Index	$4,083,809	$116,620	97%
Great-West S&P 500® Index	$12,128,342	$151,620	99%
Great-West S&P Mid Cap 400® Index	$3,062,478	$76,545	98%
Great-West S&P Small Cap 600® Index	$4,231,631	$91,637	98%
Great-West Stock Index	$1,828,235	$30,450	98%
Total	**$25,334,495**	**$466,872**	**98%**

Fund (2015)	GWCM	ILIM	GWCM %
Great-West International Index	$3,144,604	$136,500	96%
Great-West S&P 500® Index	$8,351,120	$172,275	98%
Great-West S&P Mid Cap 400® Index	$2,190,785	$91,215	96%
Great-West S&P Small Cap 600® Index	$2,749,058	$97,812	97%
Great-West Stock Index	$1,093,889	$29,750	97%
Total	**$17,529,456**	**$527,552**	**97%**

104.   Compounding the egregiously excessive fees charged by GWCM, GWCM's investment management and oversight of the Index Funds' sub-adviser has resulted in each of these funds consistently performing poorly compared to both their benchmarks and their peers in the marketplace. Thus, the excessive fees are not justified by the GWCM's performance as manager or ability to select quality sub-advisers.

105.   For example, the stated goal of the Great-West S&P 500® Index Fund is to track the total return of the common stocks in the S&P 500® Index. The fund has consistently failed to meet that objective. GWCM's fee for the institutional share class of that Fund, the cheapest offered by Great-West, was (prior to May 1, 2017) 25 bps, yet that cheapest share class underperformed the S&P 500® Index by 44 bps in 2015, 69 bps in 2014, 76 bps in 2013, 59 bps in 2012, 63 bps in 2011 and 69 bps in 2010.

106.   Comparable management fees in the marketplace are far lower for S&P 500® Index funds requiring the same services as those that GWCM provides. These alternative managers also have better histories of tracking the total return of the S&P 500® Index. For example, Vanguard pays its manager 4 bps (*less than one-sixth* GWCM's fees). The Vanguard S&P 500® Index fund has outperformed Great-West's by over 50 bps per year over the past 5 years. Fidelity pays a management fee of 4 bps in its S&P 500® Index fund and has also outperformed Great-West by over 50 bps per year over the past 5 years. BlackRock pays its S&P 500® Index fund manager 4 bps and has outperformed Great-West by over 40 bps per year over the past 5 years. Schwab pays a management fee of 6 bps in its S&P 500® Index fund and has outperformed Great-West by over 50 bps per year over the past 5 years.

107.   Even managers who also used Mellon as the sub-adviser charge lower fees and better replicate the returns of the S&P 500® Index. For example, the Dreyfus S&P 500® Index mutual fund is also sub-advised by Mellon but has a lower investment management fee than Great-West's and has outperformed the Great-West S&P 500® Index Fund over the past 5 years.

108.   Further, GWLA, through another subsidiary, provide some Empower Retirement clients, such as the City of Los Angeles Deferred Compensation Plan, an S&P 500® Index investment—the Vanguard Institutional Index Fund (Instl Plus)—for a fee of 2 bps, *less than one-tenth* of the management fee charged by GWCM. This fund, which "holds all stocks in the same capitalization weighting as the S&P 500® Index," has also outperformed the Great-West S&P 500® Index Fund. Accordingly, even other

Great-West entities recognize their fiduciary obligation to avoid GWCM's excessive and unreasonable fees.

109.   The Board of Directors was well aware of the Great-West S&P 500® Index Fund's underperformance. As part of its yearly presentation to the Board on the Great-West Funds' performance, GWCM retained Broadridge, an independent consultant, to select peer groups against which the Funds were measured. GWCM's 25 basis point fee was the highest of the 12 advisors in its peer group offering comparable S&P 500® Index funds, and 600% higher than one of them:

Peer Group Expense Data

Name	Ticker	Annual Report Date	Average AUM	Contr Mgmt Fee	Mgmt Fee w/ Oper Exp	Mgmt Fee w/o Expense Internal Fees
TIAA-CREF:S&P500 Idx;Ins	TISPX	10/31/2015	2,745.8	0.04	0.04	0.04
MassMutual Sel:S&P500;I	MMIZX	9/30/2015	2,632.7	0.10	0.10	0.10
BlackRock:S&P500 Idx;I	BSPIX	12/31/2014	3,957.9	0.14	0.14	0.09
Principal:LC S&P500;Inst	PLFIX	10/31/2015	4,578.7	0.15	0.15	0.15
Nationwide:S&P 500;I	GRMIX	10/31/2015	2,685.9	0.15	0.15	0.15
Pru QMA Stock Index;I	PDSIX	9/30/2015	991.9	0.08	0.08	0.08
Columbia:LgCp Index;I	CCXIX	2/28/2015	3,376.9	0.20	0.20	0.20
SEI Inst:S&P 500;E	TRQIX	9/30/2015	1,016.7	0.21	0.21	0.21
GW:S&P 500 Idx;Inst	MXKWX	12/31/2015	2,297.0	0.25	0.24	0.24
Deutsche Eq 500 Ix;Inst	BTIIX	12/31/2014	1,023.6	0.17	0.17	0.17
MainStay:S&P 500 Idx;I	MSPIX	10/31/2015	2,047.3	0.24	0.24	0.24
State Farm Idx 500;Inst	SFXIX	12/31/2014	944.2	0.18	0.18	0.18
Average			2,358.2	0.16	0.16	0.15
Median			2,464.9	0.16	0.16	0.16
Great-West Fund Rank				12/12	12/12	12/12

110.   GWCM's high fee did not lead to better returns for investors. To the contrary, the Great-West S&P 500® Index Fund rated *dead last* in its peer group in terms of performance:



111.   If the Board had actually considered the nature, extent, and quality of the services provided by GWCM, it would not have approved its egregiously excessive fees. GWCM performs few services above and beyond those provided by the sub-adviser (and no services that vary by the amount of assets in this Fund), but charges an asset-based fee that is 5–12 times higher than what is charged by other S&P 500® Index managers, including GWFS Equities, Inc., and 26 times higher than what it had paid to Mellon to sub-advise the Fund.

112.   Because of the limited (if any) service that GWCM provides to the Index Funds, its cost for providing any such services is microscopically small relative to the fee GWCM receives, leading to extreme and excessive profits for GWCM. The S&P

500® Index Fund in fact has been the largest fee generator for GWCM from 2012 through 2015 and the largest profit producer for GWCM in 5 of the past 6 years.

113.   The poor performance is evident in each one of the Index Funds (cheapest share class):

Fund	2015	Benchmark Index	Amount of Underperformance
International Index	-0.96%	-0.81%	-15 bps
S&P 500® Index	0.94%	1.38%	-44 bps
S&P Mid Cap 400® Index	-2.55%	-2.18%	-37 bps
S&P Small Cap 600® Index	-2.28%	-1.97%	-31 bps
Stock Index	0.56%	1.38%	-82 bps

This underperformance has been consistent and long-standing. For example, the poor performance in 2014 was:

Fund	2014	Benchmark Index	Amount of Underperformance
International Index	-6.19%	-4.90	-129 bps
S&P 500® Index	13.00%	13.69%	-69 bps
S&P Mid Cap 400® Index	9.21%	9.77%	-56 bps
S&P Small Cap 600® Index	5.20%	5.76%	-56 bps
Stock Index	12.76%	13.35%	-59 bps

114.   For each Index Fund, better performing managers charge lower fees when tracking the identical index.

115.   For example, Northern Trust charges its International Equity Index Fund (NOINX) a total management fee of 20 bps—43% less than GWCM charged for the Great-West International Index Fund prior to May 1, 2017. Both managers seek to track the returns of the MSCI EAFE Index. The Northern Trust International Equity Index

49

Fund matched the index more closely and outperformed the cheapest institutional share class of the Great-West International Index Fund every year since the inception of the Great-West International Index Fund.

116.   Likewise, Vanguard's S&P Mid-Cap 400® Index Fund (VSPMX) charges management fees of 5 bps and outperformed the Great-West S&P Mid Cap 400® Index Fund in 2014 by 51 bps, falling only 5 bps shy of matching the S&P Mid Cap 400® Index. In 2015, the Great-West Fund underperformed Vanguard's by an additional 32 bps and Vanguard's Mid-Cap 400® Index Fund has outperformed the cheapest institutional share class of the Great-West S&P Mid Cap 400® Index Fund each of the past 4 years, with an average underperformance of over 55 bps.

117.   The Vanguard S&P Small Cap 600® Index Fund (VSMSX) charges management fees of 2 bps and outperformed the Great-West S&P Small Cap 600® Index Fund in 2014 by 49 bps, falling only 7 bps shy of the S&P Small Cap 600® Index. In 2015, that underperformance continued, with the Great-West Fund underperforming the Vanguard fund with the identical investment mandate by 28 bps. The Great-West Fund underperformed Vanguard's each of the last 5 years, with an average underperformance of over 45 bps.

118.   The Great-West Stock Index Fund sought to track the total return of the common stocks in the S&P 500® Index and the S&P Mid-Cap 400® Index, weighted according to their pro rata share of the market. At 25 bps, its management fee is also significantly more than other domestic equity index managers, including Vanguard,

Fidelity, Schwab and Northern Trust. In July 2017, GWCM merged this Fund into the Great-West S&P 500® Index Fund.

119.   For these reasons, the Index Funds have been consistently criticized. In fact, the Great-West S&P 500® Index Fund was even called the *Worst Mutual Fund in America* by Michael Johnston, the COO of Poseidon Financial. However, it continues not only to have its fees approved by the Board, but also be included as one of the largest investments of the asset allocation Funds.

The Great-West Actively Managed Funds

120.   GWCM also receives vastly more than the sub-advisers of each of its actively managed Funds. As with the Index Funds, GWCM has delegated all of its duties under the Investment Advisory Agreement to the sub-advisers it has hired to perform the actual work of investing Fund assets, yet keeps for itself most of the fees taken from the Funds.

121.   The Great-West American Century Growth Fund was an American Century Growth mutual fund with a Great-West label on it. Under a December 5, 2013 Sub-Advisory Agreement, GWCM has hired American Century Investment Management, Inc. to invest Fund assets. While GWCM took a 65 bps fee from that Fund, it paid American Century Investment Management, Inc. only 32 bps on the first $750 million in Fund assets and 29 bps on the excess. In 2014, GWCM took over $5 million in fees from this Fund, but paid American Century Investment Management, Inc. only $1.6 million, keeping over 60% of the fee. In 2015, GWCM took over $3.7 million in fees from this Fund, but paid American Century Investment Management, Inc. only

$1.55 million, keeping over 58% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM. Effective March 9, 2016, this Fund merged into the Great-West Multi-Manager Large Cap Growth Fund.

122.   In the Great-West Ariel Mid Cap Value Fund, GWCM has hired Ariel Investments, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 60 bps fee from that Fund, it pays Ariel Investments, LLC only 50 bps on the first $25 million of assets, 40 bps on the next $75 million, and 30 bps on the excess. As of May 1, 2017, GWCM takes a 67 bps fee from the Fund. In 2014, GWCM took over $1.2 million in fees from this Fund, but paid Ariel Investments, LLC only $529 thousand, keeping more than 55% of the fee. In 2015, GWCM took over $1.2 million in fees from this Fund, but paid Ariel Investments, LLC only $647 thousand, keeping more than 46% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

123.   In the Great-West Federated Bond Fund, GWCM has hired Federated Investment Management Company to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 35 bps fee from that Fund, it pays Federated Investment Management Company only 15 bps on the first $100 million of assets, 12 bps on the next $150 million, and 10 bps on the excess. As of

May 1, 2017, GWCM takes a 67 bps fee from the Fund. In 2014, GWCM took over $3.2 million in fees from this Fund, but paid Federated Investment Management Company only $539 thousand, keeping more than 83% of the fee. In 2015, GWCM took over $2.1 million in fees from this Fund, but paid Federated Investment Management Company only $530 thousand, keeping more than 74% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

124.   In the Great-West Templeton Global Bond Fund, GWCM has hired Franklin Advisers, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 95 bps fee from that Fund, it pays Franklin Advisers, Inc. only 30 bps on the first $100 million of assets, 27.5 bps on the next $200 million, and 25 bps on the excess. As of May 1, 2017, GWCM takes a 58 bps fee from the Fund. In 2014, GWCM took $4.9 million in fees from this Fund, but paid Franklin Advisers, Inc. only $1 million, keeping more than 78% of the fee. In 2015, GWCM took $3.9 million in fees from this Fund, but paid Franklin Advisers, Inc. only $1 million, keeping more than 74% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

125.   In the Great-West Goldman Sachs Mid Cap Value Fund, GWCM has hired Goldman Sachs Asset Management, L.P. to invest Fund assets under a December 5,

2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 90 bps fee from that Fund, it pays Goldman Sachs Asset Management, L.P. only 40 bps on the first $100 million of assets, 35 bps on the next $600 million, and 32 bps on the excess. In 2014, GWCM took $7 million in fees from this Fund, but paid Goldman Sachs Asset Management, L.P. only $2 million, keeping more than 71% of the fee. As of May 1, 2017, GWCM takes a 79 bps fee from the Fund. In 2015, GWCM took $6 million in fees from this Fund, but paid Goldman Sachs Asset Management, L.P. only $2.1 million, keeping nearly 65% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

126.   In the Great-West Invesco Small Cap Value Fund, GWCM has hired Invesco Advisers, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 105 bps fee from that Fund, it pays Invesco Advisers, Inc. only 50 bps on the first $100 million of assets, 45 bps on the next $100 million, 30 bps on the next $200 million, and 20 bps on the excess. As of May 1, 2017, GWCM takes a 67 bps fee from the Fund. In 2014, GWCM took $1 million in fees from this Fund, but paid Invesco Advisers, Inc. only $361 thousand, keeping more than 64% of the fee. In 2015, GWCM took $793 thousand in fees from this Fund, but paid Invesco Advisers, Inc. only $339 thousand, keeping more than 57% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently,

54

the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

127.   In the Great-West Loomis Sayles Bond Fund, GWCM has hired Loomis, Sayles & Company, L.P. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 55 bps fee from that Fund, it pays Loomis, Sayles & Company, L.P. 30 bps. As of May 1, 2017, GWCM takes a 52 bps fee from the Fund. In 2014, GWCM took $7 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $2 million, keeping more than 66% of the fee. In 2015, GWCM took $5.1 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $2.3 million, keeping nearly 55% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

128.   In the Great-West Loomis Sayles Small Cap Value Fund, GWCM has hired Loomis, Sayles & Company, L.P. to invest Fund assets under the same December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 60 bps fee from that Fund, it pays Loomis, Sayles & Company, L.P. 50 bps on the first $10 million in assets, 45 bps on the next $15 million, 40 bps on the next $75 million, and 30 bps on the excess. As of May 1, 2017, GWCM takes a 71 bps fee from the Fund. In 2014, GWCM took $2.5 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $873 thousand, keeping more than 65% of the fee. In 2015, GWCM took $1.75 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only

$799 thousand, keeping more than 54% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

129.   In the Great-West MFS International Growth Fund, GWCM has hired Massachusetts Financial Services Company to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a fee of 85 bps from that Fund, it pays Massachusetts Financial Services Company 35 bps. As of May 1, 2017, GWCM takes an 82 bps fee from the Fund. In 2014, GWCM took $3.7 million in fees from this Fund, but paid Massachusetts Financial Services Company only $1 million, keeping more than 70% of the fee. In 2015, GWCM took $3 million in fees from this Fund, but paid Massachusetts Financial Services Company only $1 million, keeping more than 66% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

130.   In the Great-West MFS International Value Fund, GWCM has hired Massachusetts Financial Services Company to invest Fund assets under the same December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 65 bps fee from that Fund, it pays Massachusetts Financial Services Company 40 bps. As of May 1, 2017, GWCM takes a 67 bps fee from the Fund. In 2014, GWCM took $6.5 million in fees from this Fund, but paid Massachusetts Financial Services Company only

$2.6 million, keeping more than 60% of the fee. In 2015, GWCM took $5.8 million in fees from this Fund, but paid Massachusetts Financial Services Company only $3 million, keeping more than 48% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

131.   In the Great-West Putnam High Yield Bond Fund, GWCM has hired Putnam Investments Management, LLC to invest Fund assets under a March 3, 2014 Sub-Advisory Agreement. Putnam Investments Management LLC is an affiliate of GWCM because it is a wholly owned subsidiary of Great-West Lifeco Inc., who is the parent company of GWLA and GWCM. Therefore, GWCM's payments to Putnam as sub-adviser were not truly costs to GWCM, but yet another way for GWCM to pass profits on to its ultimate parent and controlling company, Great-West Lifeco Inc. GWCM failed to account to the Board of Directors for the profits Putnam earned on its sub-advisory fees, so as to provide the Board with a full understanding of the profitability to the Great-West complex of the Great-West Putnam Funds. While GWCM took, prior to May 1, 2017, a 75 bps fee from that Fund, it pays Putnam Investments Management, LLC only 35 bps. As of May 1, 2017, GWCM takes a 72 bps fee from the Fund. In 2014, GWCM took $3 million in fees from this Fund, but paid Putnam Investments Management, LLC only $1 million, keeping more than 68% of the fee. In 2015, GWCM took $2.8 million in fees from this Fund, but paid Putnam Investments Management, LLC only $1.1 million, keeping more than 60% of the fee. GWCM performs almost no

services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM. Effective October 1, 2015, GWCM changed Putnam's compensation to 40 bps on the first $250 million, 35 bps on the next $250 million, and 25 bps on the excess, but did not change its own fees to the Fund. Although GWCM's fees decreased from 2014 to 2015, its reported profits *increased,* as it has in every year since 2010.

132.   In the Great-West Putnam Equity Income Fund, GWCM has hired Putnam Investments Management, LLC to invest Fund assets under the same March 3, 2014 Sub-Advisory Agreement. As of October 2, 2015, GWCM negotiated a reduction of the sub-advisory fees it paid to Putnam by reducing Putnam's fee on assets in the Putnam Equity Income Fund that exceeded $500 million from 30 bps to 25 bps. GWCM did not, however, put in place a similar breakpoint schedule for *its* fees in this Fund or otherwise reduce its fee on this fund, even though GWCM reduced its costs by this reduction of the Putnam sub-advisory fee that GWCM paid. While GWCM took, prior to May 1, 2017, a 75 bps fee from that Fund, it pays Putnam Investments Management, LLC only 40 bps on the first $250 million, 35 bps on the next $250 million, and 25 bps on the excess. As of May 1, 2017, GWCM takes a 74 bps fee from the Fund. In 2014, GWCM took $6 million in fees from this Fund, but paid Putnam Investments Management, LLC only $2 million, keeping more than 66% of the fee. In 2015, GWCM took $4.9 million in fees from this Fund, but paid Putnam Investments Management, LLC only $2 million, keeping more than 59% of the fee. GWCM performs almost no services for the Fund,

and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM. Although GWCM's fees decreased from 2014 to 2015, its reported profits *increased*, as it has in every year since 2010.

133.   In the Great-West Small Cap Growth Fund, later named the Great-West Multi-Manager Small Cap Growth Fund, GWCM hired Silvant Capital Management, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. Peregrine Capital Management, LLC and Lord, Abbet & Co. LLC are now the Fund's subadvisers under a July 31, 2015 Sub-Advisory Agreement. Prior to May 19, 2017, Putnam Investments Management, LLC also sub-advised this Fund under that agreement. GWCM took a 75 bps fee from that Fund prior to July 2015, and a a 90 bps fee from the Fund between July 2015 and May 1, 2017, but paid Silvant Capital Management, LLC only 40 bps, and now pays Peregrine 50 bps on the first $300 million under management and 45 bps for funds under management above $300 million for the portion of the Fund sub-advised by Peregrine, and Lord, Abbett 90 bps on the portion of the Fund sub-advised by Lord-Abbett. As of May 1, 2017, GWCM takes a 83 bps fee from the Fund. In 2015, GWCM took $992 thousand in fees from this Fund, but paid the subadvisers a combined only $442thousand, keeping more than 55% of the fee. In 2016, after replacing Silvant with the other 3 sub-advisers, GWCM took $457 thousand in fees from this Fund, but paid the subadvisers only $271 thousand, keeping more than 40% of the fee. GWCM performs almost no services for the Fund, and certainly no

services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM. On March 9, 2016, this Fund merged into the Great-West S&P Small Cap 600® Index Fund.

134.   In the Great-West T. Rowe Price Equity Income Fund, GWCM has hired T. Rowe Price Associates, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 45 bps fee from that Fund, it pays T. Rowe Price Associates, Inc. only 50 bps on the first $50 million, 45 bps on the next $50 million, 40 bps at $100 million, 35 bps at $200 million, 32.5 bps at $500 million, 30 bps on assets over $500 million, and 30 bps on the excess. As of May 1, 2017, GWCM takes a 47 bps fee from the Fund. In 2014, GWCM took $7.5 million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only $2.9 million, keeping more than 61% of the fee. In 2015, GWCM took $5 million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only $2.7 million, keeping approximately 46% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

135.   In the Great-West T. Rowe Price Mid Cap Growth Fund, GWCM has hired T. Rowe Price Associates, Inc. to invest Fund assets under the same December 5, 2013 Sub-Advisory Agreement. While GWCM took, prior to May 1, 2017, a 65 bps fee from that Fund, it pays T. Rowe Price Associates, Inc. only 50 bps. As of May 1, 2017,

GWCM takes a 60 bps fee from the Fund. In 2014, GWCM took $8.4 million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only $4.2 million, keeping more than 50% of the fee. In 2015, GWCM took $7.2 million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only $4.8 million, keeping more than 30% of the fee. GWCM performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services GWCM provides to the Fund is limited, resulting in excessive profits to GWCM.

136.   The tables below compares the management fees received by GWCM in 2014 and 2015[1] compared to the sub-advisory fees paid in each fund:

Great-West Fund (2014)	Payments to GWCM	Payments to Sub-Advisers	GWCM % of Sub-Adviser fee
American Century Growth	$5,071,924	$1,621,067	213%
Ariel Mid-Cap Value	$1,280,024	$ 528,816	142%
Federated Bond	$3,211,076	$ 538,776	496%
Goldman Sachs Mid Cap Value	$6,955,756	$1,996,236	248%
Invesco Small Cap Value	$1,012,946	$ 361,424	180%
Loomis Sayles Bond	$7,038,157	$2,345,229	200%
Loomis Sayles Small Cap Value	$2,522,841	$ 873,407	189%
MFS International Growth	$3,704,674	$1,079,631	243%
MFS International Value	$6,524,498	$2,609,659	150%
Multi-Manager Large Cap Growth	$3,342,321	$1,086,830	208%
Putnam Equity Income	$5,969,993	$2,002,233	198%
Putnam High Yield Bond	$3,235,435	$1,029,240	214%
Real Estate Index	$2,154,400	$ 204,854	952%
Small Cap Growth	$ 854,628	$ 359,281	138%
T.Rowe Price Equity Income	$7,499,603	$2,862,097	162%
T.Rowe Price Mid Cap Growth	$8,358,387	$4,175,935	100%

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[1] The April 29, 2016 Statement of Additional Information reports these 2014 and 2015 numbers.

| Templeton Global Bond | $4,855,056 | $1,033,115 | 370% |
| **Total** | **$71,437,319** | **$24,502,976** | **292%** |

Great-West Fund (2015)	Payments to GWCM	Payments to Sub-Advisers	GWCM % of Sub-Adviser fee
American Century Growth	$3,726,121	$1,552,743	240%
Ariel Mid-Cap Value	$1,280,024	$647,192	198%
Federated Bond	$2,135,321	$530,295	403%
Goldman Sachs Mid Cap Value	$6,046,050	$2,127,407	284%
Invesco Small Cap Value	$739,146	$339,193	234%
Loomis Sayles Bond	$5,187,983	$2,332,405	222%
Loomis Sayles Small Cap Value	$1,746,175	$798,742	219%
MFS International Growth	$3,022,607	$1,092,259	277%
MFS International Value	$5,778,675	$3,077,302	188%
Multi-Manager Large Cap Growth	$2,445,272	$1,035,809	236%
Putnam Equity Income	$4,901,160	$2,061,298	238%
Putnam High Yield Bond	$2,834,346	$1,129,445	251%
Small Cap Growth	$410,122	$215,265	191%
T.Rowe Price Equity Income	$4,987,075	$2,678,543	186%
T.Rowe Price Mid Cap Growth	$7,227,710	$4,763,848	152%
Templeton Global Bond	$3,926,259	$1,018,490	385%
Total	**$56,448,046**	**$25,400,236**	**222%**

137.   Because GWCM's fees in 2014 and the first 4 months of 2015 were 35 bps higher than its fees in the last 8 months of 2015 because of the 35 basis point fee it was passing on to GWLA, GWCM's fees in fact did not decrease from 2014 to 2015, but in fact increased, as did its profits. The following chart shows GWCM's compensation as if it continued to collect and pass through to GWLA the 35 basis point fee, which shows that GWCM's share of the fees *increased* over 2014:

Great-West Fund (2015)	Payments to GWCM (adjusted)	Payments to Sub-Advisers	GWCM % of Sub-Adviser fee
American Century Growth	$4,852,000	$1,552,743	312%
Ariel Mid-Cap Value	$1,653,000	$647,192	255%
Federated Bond	$3,152,100	$530,295	594%
Goldman Sachs Mid Cap Value	$7,420,000	$2,127,407	349%
Invesco Small Cap Value	$950,600	$339,193	280%
Loomis Sayles Bond	$6,997,500	$2,332,405	300%
Loomis Sayles Small Cap Value	$2,157,450	$798,742	270%
MFS International Growth	$3,745,200	$1,092,259	343%
MFS International Value	$7,693,000	$3,077,302	250%
Multi-Manager Large Cap Growth	$3,185,000	$1,035,809	307%
Putnam Equity Income	$5,879,500	$2,061,298	285%
Putnam High Yield Bond	$3,549,700	$1,129,445	314%
Small Cap Growth	$564,900	$215,265	262%
T.Rowe Price Equity Income	$6,992,800	$2,678,543	261%
T.Rowe Price Mid Cap Growth	$9,527,000	$4,763,848	200%
Templeton Global Bond	$4,776,200	$1,018,490	469%
Total	**$73,095,950**	**$25,400,236**	**288%**

138.   This disparity in fees between GWCM and the sub-advisers it hires to do the actual investment work for these Funds has persisted for years without the Great-West Funds, Inc. Directors taking any action to reduce or eliminate GWCM's fees.

139.   Thus, even for the actively managed funds, where the sub-advisers are spending considerably more time and effort selecting investments than managers of index funds because they are actively trying to outperform the market, GWCM takes almost twice as much as the sub-advisers from the management fee—nearly $50 million—while doing virtually none of the work. Moreover, the work that GWCM does perform does not vary as Fund assets increase, yet it is paid an asset-based fee, which increases GWCM's compensation without GWCM having performed any additional work.

140.   Here too, the Funds have suffered from high fees and lackluster performance. Fully half of the Funds have failed to match their stated benchmarks in 2015, even when only the cheapest share classes are considered. Moreover, the largest investors in the initial and institutional share classes of each of these funds are all Great-West asset allocation Funds.

GWLA's Administrative Services Agreement

141.   Since at least 2006 and until mid-2015, GWCM contracted with GWLA under the terms of an "Administrative Services Agreement" by which GWCM agreed to pay GWLA an amount equal to 35 basis points (0.35%) of the average daily net assets of the Funds. This was purportedly in return for GWLA providing the Funds administrative and recordkeeping services such as maintaining a record of the number of Fund shares held by each Fund shareholder, performing the required sub-accounting necessary to record retirement plan participant interests in Funds, investigating inquiries from retirement plan representatives or Fund shareholders, and recording the ownership interest of Fund shareholders and maintaining a record of the total number of shares issued to shareholders.

142.   Neither the Board of Directors of Great-West Funds, Inc. nor the shareholders of Great-West Funds, Inc. approved the Administrative Services Agreement between GWCM and GWLA. Since GWCM is a wholly owned subsidiary of GWLA that passes all of its profits on to GWLA in various forms, the Administrative Services Agreement did not result from arm's-length bargaining between GWLA and GWCM and is not evidence of reasonable compensation for the services GWLA

nominally provides under the Agreement. Instead, the Administrative Services

Agreement served as a vehicle by which GWCM could pass on profits to GWLA in

disguised form. The 35 basis point fee bears no reasonable relation to the cost of the

services GWLA actually provided under the Agreement.

143.   Although the assets of the Funds have more than doubled from 2006

through 2014, GWLA has never reduced its 35 basis point asset-based fee, meaning

that as Funds assets increased, GWLA revenues have increased, and increased at a

rate that was far greater than the cost to GWLA of providing services to the Funds. The

Administrative Services Agreement has been immensely profitable to GWLA, providing

ever-increasing profits of millions of dollars per year. This is in addition to the immense

profitability of the investment advisory fees that GWCM took from the Funds, which

have increased from year-to-year and also are multiple millions of dollars.

144.   As of May 1, 2015, GWLA and GWCM caused Great-West Funds, Inc. to

take over the Administrative Services Agreement. Effective that date Great-West Funds,

Inc. entered into an Administrative Services Agreement with GWLA directly whereby

Great-West Funds, Inc. itself agreed to pay GWLA 35 basis points of the average daily

net assets of the Funds in return for the same purported administrative and

recordkeeping services as under the prior Agreements with GWCM. The terms of the

May 1, 2015 Administrative Services Agreement are identical in all material respects

with the prior Agreements with GWCM.

145.   After Great-West Funds, Inc. entered into the May 1, 2015 Administrative

Services Agreement directly with GWLA, GWCM reduced its advisory fee on all Funds by 35 basis points. In other words, the 35 basis points payment to GWLA, although previously made from GWCM's assets, in fact was always just a pass-through of 35 basis points of Fund assets to GWLA.

146.   On behalf of GWLA, GWCM presented to the Great-West Funds, Inc. Board the proposal to enter into the Administrative Services Agreement directly with GWLA. The Great-West Funds, Inc. Board did not engage in any significant analysis of the profits GWLA had been making from the 35 basis point fee that GWCM had been paying, especially since Fund assets had more than doubled, did not engage in any significant analysis of the services GWLA provided or the cost of those services, and did not even attempt to negotiate a lower fee on behalf of the shareholders of Great-West Funds. The Great-West Funds, Inc. Board did not even attempt to put the Funds' recordkeeping services out for competitive bidding and did not obtain any information from sources not affiliated with GWLA on what other companies have charged for similar services or what would be a reasonable, arm's-length negotiated fee. The Great-West Funds, Inc. Board did not even question why GWLA should be paid an asset-based fee instead of a fixed fee, or a fee based on number of Fund shareholders, even though the cost of providing its recordkeeping and administrative services varies by the number of shareholders and participants, not the amount of assets in the Funds. Instead, the Great-West Funds, Inc. Board just uncritically accepted the exact same contract terms as GWCM had agreed to, even though GWCM had no interest in negotiating terms favorable to Fund shareholders and had as its only interest passing profits on to its parent GWLA.

66

147.   In presenting the Administrative Services Agreement to the Great-West

Funds, Inc. Board for approval. GWCM was obligated under 15 U.S.C. §80a-15(c)

(Investment Company Act §15(c)) to provide the Great-West Funds, Inc. Board all

information necessary for the Board to evaluate the terms of the Agreement and had a

fiduciary duty under 15 U.S.C. §80a-35(b) (Investment Company Act §36(b)) with

respect to GWLA's receipt of compensation under the Administrative Services

Agreement. GWCM breached its duties under §15(c) and §36(b) by failing to provide

the Great-West Funds, Inc. Board complete and accurate information regarding the

profitability of the Agreement to GWLA, the cost to GWLA of providing services under

the Agreement, the exact nature of the services GWLA provided under the Agreement,

whether recordkeeping and administrative services vary by assets under management,

and whether GWLA would be willing to provide its services at a fixed rate not dependent

upon Fund assets or a fee lower than provided in the Agreement.

148.   The 2015 Administrative Services Agreement also has proved to be

immensely profitable to GWLA, providing it multiple millions of dollars in profits and an

outsized profit margin.

149.   The Great-West Funds, Inc. Board must approve the Administrative

Services Agreement (or seek to amend it) annually. The Board approved renewal of the

Administrative Services Agreement without meaningfully examining the profits GWLA

earned from that Agreement, examining and understanding GWLA's costs in providing

services under the Agreement, examining and understanding what services GWLA

provided, comparing GWLA's fees to the fees of other providers of similar services, or putting the Funds' recordkeeping services out for competitive bidding to determine the

true market rate for those services. The Great-West Funds, Inc. Board also did not even

examine why GWLA was being paid an asset-based fee or whether GWLA could

provide the same services for a fixed fee or a fee lower than 35 basis points of Fund

assets. The Great-West Funds, Inc. Board did not obtain any information from sources

not affiliated with GWLA as to what would be reasonable compensation for the services

GWLA provided to the Funds.

150.   In presenting the Administrative Services Agreement to the Great-West

Funds, Inc. Board for approval in 2016, GWCM was obligated under 15 U.S.C. §80a-

15(c) (Investment Company Act §15(c)) to provide all information necessary for the

Board to evaluate the terms of the Agreement and had a fiduciary duty under 15 U.S.C.

§80a-35(b) (Investment Company Act §36(b)) with respect to GWLA's receipt of

compensation under the Agreement. GWCM breached its duties under §15(c) and

§36(b) by failing to provide the Great-West Funds, Inc. Board complete and accurate

information regarding the profitability of the Agreement to GWLA, the cost to GWLA of

providing services under the Agreement, the exact nature of the services GWLA

provided under the Agreement, whether recordkeeping and administrative services vary

by assets under management, and whether GWLA would be willing to provide its

services at a fixed rate not dependent upon Fund assets or a lower fee than provided in

the Agreement.

151.   Most of the work purportedly performed by GWLA under the

Administrative Services Agreement is for recordkeeping, which includes the keeping of individual shareholder accounts and handling investments and distributions from and to shareholders. Such recordkeeping services are essentially commodity services, required to be provided for all investment companies and defined contribution retirement plans. Companies provide recordkeeping services on a fixed-price basis, including a total dollar annual fee or fixed-dollar per investment account basis, not on the basis of a percentage of mutual fund assets. That is because the cost to provide recordkeeping services varies by the number of shareholder or participant accounts, not the amount of money in the account. It costs no more to keep the records of a $100,000 account than a $1,000 account.

152.   Since 2011, DST Systems Inc. has been providing recordkeeping services to the Funds under the terms of an Agency Agreement under which DST has been acting as the Plans' transfer agent and dividend disbursing agent. A transfer agent performs at a mutual fund level the same recordkeeping work as is done at a retirement plan level.

153.   The DST Agency Agreement was entered into as the result of arm's-length bargaining with a company not affiliated with GWLA. Therefore, it represents a true market rate of the cost to the Funds for providing recordkeeping services. DST does not receive compensation based on a percentage of the Funds' assets. Instead it receives a combination of fixed-dollar annual fees, fixed-dollar per Fund fees, and fixed-dollar per Fund shareholder fees. Consequently, DST does not receive greater revenues and profits as Fund assets increase even though its services and costs do not.

154.	Among the services DST has been and currently provides is the use of its computerized data processing system for mutual fund shareholder accounting, in which all Fund shareholder account information is maintained and used for providing all recordkeeping and administrative services. DST thus provides all core recordkeeping services for the Funds.

155.	DST provides all or nearly all (if not in fact all) recordkeeping and administrative services for the Funds. What additional recordkeeping and administrative services that GWLA provides for the Funds are much more limited that what DST provides and are based on DST's services. For instance, GWLA may keep records of individual participant accounts within an employer-provided retirement plan in which the plan is treated as the Fund shareholder by DST. GWLA also may provide services such as call centers or websites that retirement plan administrators or participants may access for information about their plans or accounts. Those services, however, do not vary in terms of the amount of money invested in an individual participant's account, but instead vary, at most, by the number of participants in the plan. GWLA (either directly or through a subsidiary) also may just subcontract all of its work to DST and pay DST only a small fraction of the asset-based fee it receives. GWLA receives far more in fees relative to the services it provides than DST receives. DST receives far less than GWLA for similar, if not the same, services.

156.	Defined contribution plan recordkeeping services are commodity services which many unaffiliated companies will bid for in a competitive process and provide on the basis of a fixed dollar amount per participant and/or total fixed dollar amount per plan. The defined contribution plans that GWLA establishes and maintains through

Empower Retirement and Great-West Financial, however, are not allowed to put their

recordkeeping services out for competitive bidding, but instead are captive within the

Great-West system and using GWLA (or its affiliates) for their recordkeeper, with the

cost for providing those services embedded in the Great-West Funds, Inc. or in the non-

Great-West Funds, Inc. included in the Empower Retirement plans that pay a similar 35

basis point fee, which are the only investment options that GWLA allows in Empower

Retirement plans. Although recordkeeping fees for smaller defined contribution

retirement plans tend to be higher on a per-participant basis than for large plans,

because GWLA administers all of its Empower Retirement plans in a uniform manner,

all of those smaller plans can be treated as a single large plan in terms of bidding out

the cost for providing recordkeeping services and economies of scale, and the smaller

plans can benefit from a lower per-participant recordkeeping fee so long as the

fiduciaries responsible for those fees perform their duties and act for the benefit of Fund

shareholders.

157.   GWCM and GWLA failed to fully inform the Great-West Funds, Inc. Board

of the disparity in the costs to GWLA of providing recordkeeping services under the

Administrative Services Agreement and the fees Great-West Funds, Inc. paid for those

services, including the fact that the expense for paying for those services is account-

based, but the fees are asset-based, which ensured GWLA increased profits and higher

profit margins as Fund assets increased. GWCM and GWLA also did not clearly and

accurately report to the Great-West Funds, Inc. Board the true costs and profits of the

Administrative Services Agreement to GWLA, did not accurately describe the nature of the services GWLA provided under the Administrative Services Agreement, and did not completely and accurately provide the Board information regarding the terms on which unaffiliated companies such as DST provide such services.

158.   GWCM and GWLA did not provide the Great-West Funds, Inc. Board adequate information on which to determine and the Board did not properly determine that the Administrative Services Agreement was in the best interest of Great-West Funds, Inc. and its shareholders, that all of the services to be performed under the Administrative Services Agreement were required for the operation of Great-West Funds, Inc. and were not being performed by other parties, that GWLA could provide services of a nature and quality at least equal to other providers, and that the 35 basis point fee was fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality, such as DST or other administrative services providers.

159.   The Administrative Services Agreement does not provide for a reduction in the percentage of assets fee paid to GWLA to share economies of scale that result from the increase in Fund assets and neither GWCM nor GWLA nor the Great-West Funds, Inc. Board made any determination of why that was beneficial to or in the best interest of the shareholders of Great-West Funds. In fact, GWLA's 35 basis point fee has not declined at all even though Fund assets have more than doubled.

160.   GWCM and GWLA failed to provide the Great-West Funds, Inc. Board adequate information by which to determine whether the Administrative Services

Agreement provides GWLA an excessive and unreasonable rate of return on the capital GWLA invested (if any) in performing the services under the Administrative Services Agreement and the Great-West Funds, Inc. Board never examined whether the rate of return provided by the Administrative Services Agreement was reasonable.

161.   GWCM and GWLA failed to provide the Great-West Funds, Inc. Board adequate information by which to determine that the profits from the Administrative Services Agreement and the affiliated relationship between GWCM and GWLA as a whole were reasonable and the Great-West Funds, Inc. Board never performed an adequate investigation by which to make that determination.

162.   For these reasons, GWCM and GWLA breached their fiduciary duties under §15(c) and §36(b) of the Investment Company Act in causing Great-West Funds, Inc. to enter into and renew the Administrative Services Agreement and in causing Great-West Funds, Inc. to pay excessive compensation to GWLA on the basis of a percentage of the Funds' assets. Consequently, GWCM and GWLA caused Great-West Funds, Inc. to enter into a joint enterprise, joint arrangement, and or profit-sharing plan in violation of 15 U.S.C. §80a-17(d) and 17 C.F.R. §270.17d-1, meaning that the Administrative Services Agreement is unlawful and unenforceable. The compensation GWLA received under the Administrative Services Agreement thus was the transfer of Great-West Funds, Inc. assets to GWLA by unlawful means, and GWLA must disgorge to Great-West Funds, Inc. all compensation it received under that unlawful and unenforceable Agreement.

163.   In addition, GWCM and GWLA breached their fiduciary duties under §36(b) of the Investment Company Act by charging fees under the Administrative Services Agreement that are so disproportionately large that they bear no reasonable relationship to the services rendered and could not have been (and were not) the product of arm's-length bargaining.

164.   GWLA does not provide services under the Administrative Services Agreement that are significantly different from the transfer agent services provided by DST, and certainly are not so different as to justify the vast discrepancy between the asset-based compensation paid to GWLA and the fixed-fee and per-account fees paid to DST. Any additional services that GWLA does provide do not vary in cost with the amount of assets in the Funds. The cost of those services either does not increase as Fund assets increase, or increase at a slower rate. Therefore, an asset-based fee for GWLA's services provides excessive compensation that bears no reasonable relationship to the services provided. Moreover, GWLA's services are not so extraordinary or exceptional as to justify its extraordinary and exceptional compensation.

165.   As indicated above, the Administrative Services Agreement fees paid by Great-West Funds, Inc. to GWLA are immensely profitable to GWLA and have consistently provided GWLA profits for the past 4 years. GWLA has provided its ultimate parent—Great-West Lifeco Inc.—profits of $300 million in 2015 and 2014, and $135 million in 2016. GWLA's profits are disproportionately large and unreasonable, especially in conjunction with the similar profits made by its subsidiary GWCM.

166.   The Administrative Services Agreement provides vastly excessive compensation compared to DST's fee structure, which is not asset-based, considering that GWLA provides essentially the same services that DST provides. In addition, other companies, including non-affiliated companies, provide similar recordkeeping services for less than what GWLA received and provide defined contribution plan recordkeeping services on the basis of a fixed-dollar per participant, not a percentage of assets, which would prevent excessive compensation merely as the result of an increase in plan or Fund assets without a commensurate increase in the amount or the cost of the services provided.

GWCM And GWLA Reap the Entire Windfall of Economies of Scale, Refusing to Pass It On to Shareholders, in Violation of Basic Principles of Arm's-length Bargaining

167.   The current Investment Advisory Agreement, which remained substantially unchanged for years before these lawsuits were filed, allows GWCM all of the benefit of economies of scale even though its costs are not asset-based and most of its sub-advisers reduce their fee as assets grow. As shown above, while the sub-advisers that GWCM hires in arm's-length transactions provide reduced percentage fees as Fund assets increase, GWCM did not prior to May 1, 2017, indicating that its negotiations with the Great-West Funds, Inc. Board of Directors have not been at arm's-length. In fact, the Investment Advisory Agreement provides every incentive to GWCM to negotiate the fees of Fund sub-advisers as low as possible so as to keep a greater portion of the fixed fee for itself. Yet, in negotiating its fees, GWCM owes a fiduciary duty to the Funds not to so enrich itself. Moreover, for all but 7 Funds, GWCM paid non-asset-based

operations expenses from its own asset-based fee. Because those expenses are not asset-based, they do not increase as Fund assets increase. Instead, they *decrease* as a percentage of Fund assets and the Fund operations expenses in fact have declined as a percentage of Fund assets from 2011 through 2015. That means the cost to GWCM of these expenses relative to its asset-based fee has declined in that time also, boosting its profitability. In other words, GWCM has taken for itself and not passed on to the Funds the economy of scale in operations expenses that the Funds have obtained as their assets have increased at a greater rate than their operations expenses. This is in contrast to most mutual funds, which pay such expenses directly and thus get the benefit of such economies of scale.

168.   GWCM has also failed to take advantage of economies of scale in the management of the asset allocation Funds. While several of its asset allocation Funds, such as the Great-West Lifetime 2015 Fund—Class T, have seen remarkable growth in assets under management since 2010—over 500% growth—GWCM's fees remain the same. This violates the basic principle of the investment management marketplace where arm's-length bargaining occurs, which is that fees are lower as asset size increases, especially to such a dramatic extent.

169.   GWCM has realized significant economies of scale in its management of the Lifetime 2025, 2035, 2045, and 2055 Funds. From 2010–2014, each of these Lifetime Funds have experienced significant growth in net assets under management,

as the table below illustrates.[2]

Fund Name	2014 (000)	2013 (000)	2012 (000)	2011 (000)	2010 (000)
LT 2025 Fund	$1,610,407	$1,384,073	$929,450	$493,392	$284,030
LT 2035 Fund	$1,287,252	$1,054,392	$635,294	$329,513	$191,561
LT 2045 Fund	$653,580	$536,130	$306,817	$143,611	$76,060
LT 2055 Fund	$184,499	$136,297	$66,874	$32,947	$16,180
Total:	$3,735,738	$3,110,892	$1,938,435	$999,463	$567,831

170.   This growth in net assets for the lifetime funds represents an increase for each fund ranging from a multiple of 5.6 to 11.4. The net assets of all of the Lifetime Funds at the close of 2014 were six-and-a-half times what they were at the close of 2010.

171.   As a result of the dramatic increase in net assets for the Lifetime 2025, 2035, 2045, and 2055 Funds and Great-West's failure to negotiate a lower management fee or break-points in the fee, the dollar amount of the management fee paid by these Lifetime Funds and their investors to GWCM has increased substantially. For the years ending December 31, 2012 through December 31, 2014, the management fees paid to GWCM by the Lifetime Funds and retained by GWCM were as set forth below:

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[2] Amounts shown are net assets for the end of each calendar year, based on information provided by Great-West in its Prospectus for these Lifetime Funds dated May 1, 2015.

FUND NAME	2014	2013	2012
Lifetime 2025	$1,864,603	$1,418,347	$867,621
Lifetime 2035	$1,455,893	$1,027,815	$582,592
Lifetime 2045	$746,209	$504,233	$274,078
Lifetime 2055	$197,793	$122,488	$60,493
Total:	$4,264,498	$3,072,883	$1,784,784

172.   Thus, over a two year period, the amount collected by GWCM from these

Lifetime Funds and their investors in exchange for the very limited investment advisory

services it provides to those funds has more than doubled, from approximately $1.8

million to $4.3 million.

173.   The assets in the Great West Index Funds increased dramatically

between 2012–2015, as illustrated below.

GW Index Fund	2015	2014	2013	2012
International Index Fund	$706,739	$606,557	$508,268	$327,571
S&P 500 Index Fund	$2,273,881	$2,193,630	$1,815,568	$1,272,09
S&P Mid Cap 400 Index Fund	$612,139	$544,964	$431,206	$255,718
S&P Small Cap 600 Index Fund	$700,824	$739,874	$659,093	$441,488
Real Estate Index Fund	$324,457	$331,619	$264,227	$82,875

174.   GWCM has also realized significant economies of scale in its

management of the underlying funds in which the Lifetime 2025, 2035, 2045, and 2055

Funds are invested. These include the economies of scale realized in connection with the management of the underlying Index Funds, as alleged in the paragraph above.

They also include economies of scale realized in connection with the other Great-West

underlying funds. From 2011–2015, each of the Great-West underlying funds identified

below have experienced significant growth in net assets under management, as

illustrated below.

Fund Name	2015 (000)	2014 (000)	2013 (000)	2012 (000)	2011 (000)
GW American Century Growth					
GW Ariel MidCap Value	$237,080	$134,905	$137,062	$43,288	$41,497
GW Federated Bond Fund	$414,333	$481,462	$418,088	$492,889	$314,367
GW Goldman Sachs Mid Cap	$545,475	$559,946	$535,844	$319,234	$149,044
GW International Index Fund	$706,739	$606,557	$508,268	$327,571	$156,576
GW Loomis Sayles Bond	$719,932	$780,472	$753,318	$436,750	$345,032
GW Loomis Sayles Small Cap	$209,356	$237,585	$281,811	$222,879	$193,081
GW MFS International	$306,770	$307,755	$301,845	$250,996	$207,081
GW MFS International Value	$887,362	$660,531	$637,343	$487,925	$226,542
GW Multi-Manager Large Cap Growth	$302,062	$335,372	$316,980	$296,437	$237,837
GW Putnam Equity Index	$534,469	$544,642	$518,287	$368,406	$297,144
GW High Yield Bond Fund	$300,496	$337,233	$254,464	$206,649	$118,735
GW T Rowe Price Equity	$796,254	$895,341	$937,625	$748,837	$681,227
GW T Rowe Price Mid Cap Growth	$994,339	$855,296	$851,506	$678,429	$570,440
GW Templeton Global Bond Fund	$371,494	$384,235	$349,313	$279,326	$219,002

175.   This growth in net assets for the other Great-West funds underlying the Lifetime Funds is substantial over the course of recent years. On average, the net assets under management of the underlying funds have more than doubled during the past 4 years.

176.   Throughout this period of time, the management fees for each of the funds underlying the Lifetime Funds, and the relative portion of those fees collected and retained by GWCM has remained steady or increased.

177.   Despite doing no additional work and failing in its management role, GWCM's management fees for all asset allocation Funds have steadily increased, from $6,625,489 in 2012 to $9,164,626 in 2013 to $11,361,527 in 2014. These management fees are in addition to the millions of dollars of management fees received by the underlying Funds in which GWCM invests the asset allocation Funds.

178.   Because GWCM's fee revenue is based on a percentage of assets under management, it has enjoyed increased revenue in the same proportion without any comparable increase in costs.

179.   In the case of the Great-West Index Funds here, assets under management have grown significantly, as alleged above. As this growth has occurred, GWCM's fee as a percentage of assets under management have remained the same, resulting in dramatic increases in revenue without a proportional increase in the costs of managing the funds. GWCM has thus realized significant economies of scale without passing those savings along to investors.

180.   The Index Funds are extremely profitable for GWCM because the sub-advisers provide virtually all of the services and is paying virtually all of the costs associated with the Fund, yet GWCM (prior to May 1, 2017) collected 92% of the investment advisory fees derived from the S&P Index Funds and 77% or more of the investment advisory fees derived from the Real Estate Index Funds.

181.   Thus, the shareholders and the Funds have not only failed to receive any benefit from the increase in assets under management, but have lost money as a result. Meanwhile, GWCM has enjoyed a greater profit from the asset based charges as assets under management have increased and its sub-advisers have given GWCM the benefit of negotiated breakpoints.

182.   The work required to operate a mutual fund does not increase proportionately with the assets under management. "[I]nvestment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion and $20 billion nearly as easily as $10 billion." (Size may impair performance, but it imposes little logistical challenge.) (Swensen, *Unconventional Success: A Fundamental Approach to Personal Investment* 238.) Therefore, "[a]s scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholders to benefit." (*Id.*) Indeed, break points "reflect the economic reality of the direct relationship between decreasing marginal costs and increasing portfolio size." (*Id.*) According to another fund industry expert, John C. Bogle, the economies of scale generated in the mutual fund portfolio management and research business are

"little short of staggering." (John C. Bogle, *The Battle for the Soul of Capitalism* 154 (2005)).

183.   As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and a fee of 75 basis points (100 basis points = 1%), the fee equals $375,000 per year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of thirty-seven million, five hundred thousand dollars ($37,500,000) per year.

184.   It simply does not cost a fund's advisor ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund. In fact, the investment advisory services or securities selection process for a ten billion dollar fund and a one million dollar fund are virtually identical, generating enormous economies of scale. At some point (exceeded by the fund because of their large size), the additional cost to advise each additional dollar in the fund (whether added by a rise in the value of the securities or additional contributions by current or new shareholders) approaches a number at or close to zero.

185.   GWCM has breached its fiduciary duty by failing to adequately share economies-of-scale savings with the Funds and shareholders. The Funds' investment advisory fee arrangements have enabled GWCM to retain for itself the benefits of economies of scale resulting from increases in the Funds' assets under management during recent years, without appropriately sharing those benefits with the Funds. From

2011–2014, the aggregate amount of fees taken by GWCM from the Funds **doubled**, going from $58.5 million to $119.6 million.

186.   This increase in fees has not been accompanied by a proportionate increase in the services provided by GWCM or in the quality of the investment advisory services provided to Great-West shareholders. Therefore, the increase in fees paid resulted in increased excessive profits for GWCM at the expense of the shareholders of Great-West Funds, Inc. and the Funds.

187.   Only after Plaintiffs filed this lawsuit did GWCM finally propose reducing fees and implementing breakpoints for certain Funds. The Board approved this proposal on November 18, 2016, but it did not go into effect until May 1, 2017. By GWCM's own calculation, had these reduced fees and breakpoints been in place at the start of 2015, shareholders would have saved over **$20 million**:

MANAGEMENT FEES ACTUALLY PAID TO GWCM AND THE MANAGEMENT FEE THAT WOULD HAVE BEEN PAID TO GWCM HAD THE NEW ADVISORY AGREEMENT BEEN IN EFFECT FOR FISCAL YEAR ENDED DECEMBER 31, 2015:

Fund	Management Fees Paid[1]	Management Fee Waivers & Reimbursements	Management Fees (had the New Advisory Agreement been in effect)	Difference in Management Fee (%) (had the New Advisory Agreement been in effect)
Great-West Ariel Mid Cap Value	$1,202,988	$4,243	$1,166,225	-3%
Great-West Bond Index	$2,851,102	$0	$1,532,629	-46%
Great-West Federated Bond	$2,135,321	$0	$1,485,924	-30%
Great-West Goldman Sachs Mid Cap Value	$6,046,050	$0	$4,688,920	-22%
Great-West Government Money Market	$828,565	$469,431	$424,398	-49%
Great-West International Index	$3,144,604	$0	$1,842,648	-41%
Great-West Invesco Small Cap Value	$793,146	$292	$542,719	-32%
Great-West Loomis Sayles Bond	$5,187,983	$0	$4,120,460	-21%
Great-West Loomis Sayles Small Cap Value	$1,746,175	$0	$1,612,258	-8%
Great-West MFS International Growth	$3,022,607	$0	$2,527,756	-16%
Great-West MFS International Value	$5,778,675	$2,726	$5,154,241	-11%
Great-West Multi-Manager Large Cap Growth	$2,445,272	$0	$2,038,342	-17%
Great-West Multi-Manager Small Cap Growth[2]	$139,401	$0	$128,390	-8%
Great-West Putnam Equity Income	$4,901,160	$0	$4,174,492	-15%
Great-West Putnam High Yield Bond	$2,834,346	$0	$2,355,648	-17%
Great-West Real Estate Index	$1,589,164	$0	$1,120,483	-29%
Great-West S&P 500® Index	$8,351,171	$0	$4,486,516	-46%
Great-West S&P Mid Cap 400® Index	$2,190,784	$0	$1,398,602	-36%
Great-West S&P Small Cap 600® Index	$2,749,058	$0	$1,730,415	-37%
Great-West Short Duration Bond	$602,183	$0	$399,483	-34%
Great-West Stock Index	$1,093,895	$0	$684,256	-37%
Great-West T. Rowe Price Equity Income	$4,987,075	$13,028	$4,108,022	-18%
Great-West T. Rowe Price Mid Cap Growth	$7,227,710	$13,200	$6,288,200	-13%
Great-West Templeton Global Bond	$3,926,259	$0	$2,057,381	-48%
Great-West U.S. Government Mortgage Securities	$1,053,014	$0	$692,216	-34%
Total	**$76,827,708**	**$502,920**	**$56,760,624**	**-26%**

[1] For the period from January 1, 2015 until April 30, 2015, GWCM's management fee on each Fund included an additional 0.35% related to shareholder services that was not part of the management fee from May 1, 2015 until December 31, 2015.

[2] Fund commenced operations on September 10, 2015.

188.   While the new fee structure implements breakpoints on 15 Funds, the

breakpoints are set at asset levels so high that they will have no practical effect on fees:

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West Goldman Sachs Mid Cap Value	0.90% of the average daily net assets	0.79% of the average daily net assets on assets up to $1 billion, 0.74% of the average daily net assets on assets over $1 billion, and 0.69% of the average daily net assets on assets over $2 billion	$593,600,000
Great-West International Index	0.35% of the average daily net assets	0.28% of the average daily net assets on assets up to $1 billion, 0.23% of the average daily net assets on assets over $1 billion, and 0.18% of the average daily net assets on assets over $2 billion	$682,500,000
Great-West Invesco Small Cap Value	1.05% of the average daily net assets	0.80% of the average daily net assets on assets up to $1 billion, 0.75% of the average daily net assets on assets over $1 billion, and 0.70% of the average daily net assets of on assets over $2 billion;	$67,900,000
Great-West Loomis Sayles Bond	0.55% of the average daily net assets	0.52% of the average daily net assets on assets up to $1 billion, 0.47% of the average daily net assets on assets over $1 billion, and 0.42% of the average daily net assets on assets over $2 billion	$777,500,000
Great-West MFS International Growth	0.85% of the average daily net assets	0.82% of the average daily net assets on assets up to $1 billion, 0.77% of the average daily net assets on assets over $1 billion, and 0.72% of the average daily net assets on assets over $2 billion	$312,100,000

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West Multi-Manager Large Cap Growth	0.65% of the average daily net assets on assets up to $1 billion, 0.60% of the average daily net assets on assets over $1 billion	0.64% of the average daily net assets on assets up to $1 billion, 0.59% of the average daily net assets on assets over $1 billion, and 0.54% of the average daily net assets on assets over $2 billion	$318,500,000
Great-West Multi-Manager Small Cap Growth	0.75% of the average daily net assets	0.83% of the average daily net assets on assets up to $1 billion, 0.78% of the average daily net assets on assets over $1 billion, and 0.73% of the average daily net assets on assets over $2 billion	$50,400,000
Great-West Putnam Equity Income	0.75% of the average daily net assets	0.74% of the average daily net assets on assets up to $1 billion, 0.69% of the average daily net on assets over $1 billion, and 0.64% of the average daily net assets on assets over $2 billion	$534,500,000
Great-West Putnam High Yield Bond	0.75% of the average daily net assets	0.72% of the average daily net assets on assets up to $1 billion, 0.67% of the average daily net assets on assets over $1 billion, and 0.62% of the average daily net assets on assets over $2 billion	$322,700,000
Great-West Real Estate Index	0.35% of the average daily net assets	0.34% of the average daily net assets on assets up to $1 billion, 0.29% of the average daily net assets on assets over $1 billion, and 0.24% of the average daily net assets on assets over $2 billion	$339,600,000

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West S&P 500® Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$2,297,000,000
Great-West S&P Mid Cap 400® Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$608,100,000
Great-West S&P Small Cap 600® Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$752,400,000
Great-West Stock Index	0.25% of the average daily net assets	0.23% of the average daily net assets on assets up to $1 billion, 0.18% of the average daily net assets on assets over $1 billion, and 0.13% of the average daily net assets on assets over $2 billion	$297,500,000
Great-West Templeton Global Bond	0.95% of the average daily net assets	0.58% of the average daily net assets on assets up to $1 billion, 0.53% of the average daily net assets on assets over $1 billion, and 0.48% of the average daily net assets on assets over $2 billion	$367,400,000

189.   As shown above, while GWCM has proposed implementing breakpoints for 15 Funds, these breakpoints all start at $1 billion. The only Fund above $1 billion in assets is the Great-West S&P 500® Index Fund. The next closest is the Great-West Loomis Sayles Bond Fund, which has less than $800 million in assets. For the vast majority of Funds for which breakpoints will be implemented, then, there will be no impact on fees whatsoever. GWCM's proposal creates the illusion that GWCM is sharing its cost savings with shareholders without actually doing so.

190.   Even more egregious, GWCM is actually *increasing* its fees on 6 Funds:

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West Ariel Mid Cap Value	0.60% of the average daily net assets	0.67% of the average daily net assets	$174,000,000
Great-West Loomis Sayles Small Cap Value	0.60% of the average daily net assets	0.71% of the average daily net assets	$227,100,000
Great-West MFS International Value	0.65% of the average daily net assets	0.67% of the average daily net assets	$769,300,000
Great-West Multi-Manager Small Cap Growth	0.75% of the average daily net assets	0.83% of the average daily net assets on assets up to $1 billion, 0.78% of the average daily net assets on assets over $1 billion, and 0.73% of the average daily net assets on assets over $2 billion	$50,400,000
Great-West T. Rowe Price Equity Income	0.45% of the average daily net assets	0.47% of the average daily net assets	$874,100,000

Fund	Current Fee	New Fee	2015 Avg. Assets Under Management
Great-West T. Rowe Price Mid Cap Growth	0.65% of the average daily net assets	0.66% of the average daily net assets	$952,700,000

191.   All of these Funds are currently profitable for GWCM; there is no valid reason why their fees should be increased. Even the imposition of a breakpoint schedule for the Great-West Multi-Manager Small Cap Growth Fund cannot justify the fee increase. The first breakpoint level is at $1 billion, and fees will only reduce below the current fee once the Fund has $2 billion in assets. The Fund, however has less than $100 million in assets, and is unlikely to ever reach a breakpoint level. Incredibly, GWCM claims that shareholders of these Funds will actually pay *less* in management fees once the new fees are in place, as shown in paragraph 187 above.

192.   The Administrative Services Agreement between the Funds and GWLA provides no breakpoints or other provisions to ensure that Great-West Funds, Inc. shareholders share in economies of scale as Fund assets increased. GWLA's costs are fixed, or do not increase as Fund assets increase, although its compensation does increase. Therefore, as Fund assets increase (and they have doubled over the past 5 years), GWLA's profit margins have increased, as have its dollar profits.

193.   The Great-West Funds, Inc. Board never considered and GWCM and GWLA never presented information regarding any capital investment GWLA had to make to provide services under the Administrative Services Agreement and whether GWLA had recovered all such capital investments from years of receiving excessive

compensation directly from its subsidiary GWCM before May 1, 2015. While Fund

assets have doubled, GWLA has never reduced its 35 basis point, asset-based fee.

**GWCM and GWLA Enjoy
Other Fall-Out Benefits From the Funds**

194.   GWCM and GWLA enjoy collateral benefits that accrue because GWCM

is adviser of the Funds.

195.   Most notably, as manager of the asset allocation Funds, GWCM is in a

position to—and does—fill the asset allocation Funds with other Funds it manages.

Though charging fees for selecting the component funds within these asset allocation

Funds, GWCM failed to consider funds outside its own proprietary funds. Given that

GWCM uses the investments in the asset allocation Funds to invest in other Great-West

Funds, and consequently gains fall-out benefits from boosting those Funds' assets

under management and fees that it generates for itself therefrom, a proper fiduciary

would have agreed to a lower fee for managing the asset allocation Funds—if not

forgoing a fee entirely, like GWCM's peers do for their asset allocation funds. By

selecting its own Funds, GWCM made these component Funds viable or more

marketable and created another layer of fees for GWCM. As discussed above, the asset

allocation Funds are, in fact, the largest investors in the Funds. Their inclusion in the

asset allocation Funds brings millions of dollars of additional investment management

fees to GWCM as a result of a wholesale failure of arm's-length bargaining or

consideration of non-proprietary funds. The end result is that asset allocation Fund

shareholders pay layer after layer of fees to GWCM and its affiliates: first, they pay the

advisory fee on each of the underlying core Funds the asset allocation Funds invest in;

then, they pay yet another advisory fee to GWCM on top of that for the asset allocation Funds themselves; then, as shown below, they pay an administrative services fee to GWCM's corporate parent, GWLA, the largest cost component of which is recordkeeping fees, which GWLA pays to its own affiliate, FASCore Operations.

196.   GWCM also enjoys fall-out benefits by hiring its own affiliates as key service providers to the Funds or arranging for those affiliates to provide services, such as Great-West Trust Company LLC, a wholly owned subsidiary of GWLA, which provides trust services to Empower Retirement plans, and Putnam Investment Management, as described above.

197.   Prior to May 1, 2015, GWCM had directly hired its corporate parent, GWLA, to provide administrative services for each of the Funds and paid a 35 bps fee, which in fact was primarily a pass-through of profits to its parent. In 2015, for example, just ▮▮▮▮▮▮ of its 35 bps fee went to costs and expenses:

Summary of Recordkeeping and Administrative Services Costs of GWLSA Under the 2006 GWLA Agreement: January 1, 2015 – April 30, 2015		Cost	
		(in bps)	($ in millions)
Shareholder services		▮	▮
Head Office Operating – includes marketing, financial management & executive		▮	▮
FASCore Operations – recordkeeping		▮	▮
Investment Administration – reconciliation processes		▮	▮
Corporate Overhead		▮	▮
Recordkeeping and Administrative Services Costs		▮	▮

198.   Thus, ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮, represented pure profit. When reporting its profitability to the Board, GWCM

misleadingly claimed all of this 35 bps fee was an expense instead of conceding that most of that fee was profit that it passed on to GWLA.

199.   Furthermore, the single largest component of GWLA's costs was recordkeeping. As shown above, it apparently hired still another of its affiliates, FASCore Operations, to perform this service, apparently at even more profit.

200.   Another corporate affiliate of GWCM, Advised Assets Group, LLC ("AAG"), a wholly-owned subsidiary of GWLA, provides investment management and advisory services to the retirement plans that offer Great-West Funds as investment options and to their participants (*i.e.*, shareholders). AAG receives fees for this advice, which provides another source of profit to GWLA and steers retirement plan participants and IRA owners into Great-West Funds, further profiting GWCM and GWLA.

201.   Additionally, GWLA receives other profits from the Funds by virtue of the Funds investing in its general account and receiving a 35 bps annual fee from those investments; from receiving a 35 bps fee from non-Great-West mutual funds that are included in the asset allocation Funds; and from selling insurance and retirement-related products to government agencies, private businesses, and individuals who use Empower Retirement plans.

202.   Another fall-out benefit is the profit GWLA makes by charging shareholders of the SecureFoundation® Funds to provide a guaranteed lifetime withdrawal benefit ("GLWB"). In exchange for providing the GLWB, GWLA charges shareholders of the SecureFoundation® Funds a guarantee benefit fee. Currently, GWLA charges a guarantee benefit fee equal to 90 bps of the value of the shareholders'

investments in the SecureFoundation® Fund, which is immensely profitable to GWLA in light of the limited benefit it provides in return.

203.   GWCM also causes the Funds to invest hundreds of millions of dollars in investment contracts issued by GWLA by which GWLA promises to pay a fixed, small amount of interest but earns far more from the investment of those funds in its general account.

204.   Other, easier to quantify, fallout benefits include "soft dollars" payable from broker-dealers or other service providers to mutual funds. Essentially, "soft dollars" are credits furnished to Defendant from securities-industry firms in exchange for routing GWCM's securities transaction orders and other business to paying firms.

205.   GWLA markets its retirement business through a business unit called Empower Retirement, which provides GWLA a means to sell other insurance and annuity products and executive benefits products to Empower Retirement plan sponsors and participants.

The Fees GWCM and GWLA Charge to the Funds
Are Not Negotiated at Arm's-length

206.   GWCM's breach of fiduciary duty is further evidenced by the effort for its benefit GWCM displayed in the negotiation of the fees GWCM charged the Funds. The Great-West Funds, Inc. Board of Directors has consistently approved GWCM's Investment Advisory Agreement, including the investment advisory fee rates, despite: (i) GWCM's mark-up of as much as 2,600% over the fees paid by GWCM to the sub-advisers for providing virtually all of services required of GWCM under the Investment Advisory Agreement; (ii) the minimal services performed and minimal costs assumed by

GWCM; (iii) collateral benefits to GWCM, including selecting its own Funds, with their fees, as underlying investments of the asset allocation Funds, therefore also propping up those Funds and making them viable; (iv) the orders of magnitude increase in the Fund's assets under management; and (v) GWCM's failure to share with the Funds the benefits of economies of scale resulting from the increased asset size. The Board rubber-stamped investment management fees to GWCM for the asset allocation Funds even though GWCM charged management fees simply for the "service" of purchasing its own Funds as the underlying investments of the asset allocation Funds. The Board rubber-stamped management fees of all Funds regardless of the performance history of the Fund or of the underlying sub-adviser. The Board also rubber-stamped management fees even though many of the funds with the highest fees approved for Great-West were index funds requiring minimal oversight of the selected sub-adviser and expressly managed without intent to add value by outperforming the given index.

207.   GWCM breached its fiduciary duty by charging investment advisory fees to the Funds that are so disproportionately large that they bear no reasonable relationship to the services provided by GWCM and could not have been the product of arm's-length bargaining.

The Board Was Neither Independent Nor Conscientious

208.   The Board is set up in a way that inhibits the Directors' ability to meaningfully challenge GWCM's requested advisory fees or otherwise act as the Funds' "independent watchdogs." Smaller mutual fund boards are easier for the adviser to influence and control than larger boards with more disinterested directors. According to

a study by the Investment Company Institute, mutual fund complexes (*i.e.,* mutual fund companies that issue multiple fund classes, like Great-West Funds) have, on average, 8 disinterested directors. Prior to Lynne's resignation in May 2016, the Board had just 3 disinterested directors. The Board only recently saw fit to replace her, and had just 2 disinterested directors between Lynne's May 2016 resignation and February 2017. Conversely, it allowed GWCM to add another interested Director—David Musto, GWLA's Executive Vice President of Retirement Services—to replace the prior interested Director, Robert Shaw. As McConahey testified in his November 1, 2016 deposition, adding Musto to the Board "was a decision that [GWCM] made. We"—the disinterested Directors—"didn't make it." The disinterested directors also have consistently allowed GWLA to put one of its executives on the Board without any vetting, debate, or vote, and until this year have consistently elected that interested director to be the chairman of the Board. And in fact, the directors never attempted to negotiate for lower fees from either GWCM or GWLA and never rejected a request made by GWCM.

209.   Although the Board is responsible for replacing directors pending a shareholder vote, the Board did not vote to add David Musto as a director or consider his qualifications to serve as a director, as they do for disinterested directors. Instead, the Board just submitted to GWCM's demand that Musto be appointed to the Board and made President and CEO. GWLA treats Great-West Funds, Inc. as if it were a wholly owned subsidiary, and not a separate, independent company. It even announces on its "Great-West Financial" website that Great-West Funds, Inc. is one of its "subsidiaries"

for which David Musto is now "responsible." Director Lynne herself believed that Great-West Funds, Inc. is part of GWLA:

> **Q.** But Great-West Life & Annuity Insurance Company doesn't own Great-West Funds, Inc., does it?
> **A.** I believe I understood that it was a subsidiary of it.
> **Q.** Is it your understanding that Great-West Life & Annuity Insurance Company owns Great-West Funds, Inc.?
> **A.** I believe that it is.

210.   Klapper, McConahey, and Lynne had no outside experience with management of investment companies and do not serve on any other investment company boards. They are are all based in Denver, have limited accounting, investment adviser, and investment company experience, and have such close ties with each other and GWLA entities that they did not act independently and exclusively in the interest of the shareholders of Great-West Funds. In fact, they have acted to promote GWLA's business interests and their own interests at the expense of Fund shareholders. They have demonstrated their wholesale lack of understanding of investment companies and the various fees that are deducted from mutual fund investments.

211.   Additionally, the disinterested Directors acted in ways that made it difficult for them to remain truly independent from GWCM. For example, in October 2015, Klapper solicited from GWCM a $5,000 donation to a charity she worked with that was sponsoring a luncheon honoring Lynne. On another occasion, Lynne solicited a separate $5,000 donation from GWCM to benefit a different charity. Lynne testified under oath on October 19, 2016 that she solicited the donation not because it would benefit the Funds or their shareholders, but because she felt it would "enhanc[e] [GWCM's] profile in the community," which would "enhance [its] opportunity for

additional business." Lynne could not explain in that deposition how GWCM enhancing its profile within Colorado would benefit Fund shareholders, such as 8 of the 9 Plaintiffs in this case, in any way.

212.   Klapper and McConahey did not have any experience in the mutual fund industry prior to joining the Great-West Funds, Inc. Board. Lynne had previously managed a deferred compensation plan, but that was in the 1980's and she demonstrated her lack of knowledge of mutual funds by confessing at her deposition that she did not what 12b-1 fees are. Despite this, none of them sought to expand their knowledge by attending any of the numerous conferences and seminars offered every year by organizations such as the Investment Company Institute that educate mutual fund directors regarding their duties and apprise them of developments in the industry. Klapper, for example, testified that she had been on the Board for 9 years, but had only taken 2 "webinars." As such, the disinterested Directors lacked a basic understanding of several key concepts necessary to fulfilling their fiduciary duties to the Funds and their shareholders.

213.   One glaring example of this is Lynne's lack of familiarity with 12b-1 fees. 12b-1 fees are annual fees paid by mutual funds to finance marketing and advertising intended to result in investments by potential investors. Dozens of articles about 12b-1 fees can instantaneously be found with a quick Google search. There is virtually no way that any skilled, qualified, and experienced director of a mutual fund company could possibly be unfamiliar with them. Indeed, a chart showing GWCM's own calculation of adjusted operating margins, which it presented to the Board as part of the process for

97

approving its fees, shows that shareholders were charged $7.3 million in 12b-1 fees in

2015 alone:

Revenue/Expenses ($Mil)	Post-Marketing
Advisory Fees	76.0
Less: Cust, Audit, Legal, BlueSky	
Admin Service Fees - 35 bps	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Revenue	
Portfolio Mgmt	
Operations Expense	
Less: Cust, Audit, Legal, BlueSky	
Admin Services Fees Paid	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Expense	
GWCM Pre-Tax Operating Margin ($)	
GWCM Pre-Tax Operating Margin (%)	

214.   Incredibly, Lynne testified under oath on October 19, 2016 that *she has*

absolutely no idea what 12b-1 fees are.

215.   Another example of how the Directors were ill-suited to properly assess

GWCM's compensation is Klapper's confusion about the difference between GWCM's

operating expenses and profits that it reinvests into its business operations. Klapper

testified in her October 18, 2016 deposition that she believed that if GWCM's asset-

based fee stayed constant, and plan assets increased—and therefore GWCM's total

revenue increased as well—GWCM would not receive additional profit because GWCM

"uses those profits sometimes to invest in the company and other things," and so "the

net profits would not necessarily go up." In truth, what GWCM chooses to do with its profits—whether it reinvests them back into its business or passes them up to its corporate parent—does not change the fact that those additional funds were profit, and not an expense. This basic misunderstanding led Klapper to conclude that GWCM was less profitable than it actually was—which in turn affected her ability to evaluate whether the advisory fees GWCM sought were reasonable.

216.   Lynne also lacked a basic understanding of the relationship between Great-West Funds, Inc. and GWCM Great-West Capital Management, LLC. She testified that she believed "all of [Great-West Funds' shareholders'] retirement funds are invested in [GWCM]." In fact, no Great-West Funds, Inc. shareholder has any funds invested in GWCM. GWCM is wholly owned by GWLA—the same company GWCM selected to provide administrative services to the Funds at a fee well above the going market rate. In other words, Lynne did not even understand that the company she was a Director of was a different entity than GWCM.

217.   In addition to lacking the knowledge and experience to be effective, independent, and conscientious, the Board was further hamstrung by GWCM presenting the information the Board needed to assess its profitability in misleading and inconsistent ways.

218.   For example, every year GWCM presented to the Board a chart showing its revenues, expenses, and overall profitability. The chart for 2015 is shown below:

Figure 1: Calculation of Adjusted Operating Margins

Revenue/Expenses ($Mil)	Post-Marketing
Advisory Fees	76.0
Less: Cust, Audit, Legal, BlueSky	
Admin Service Fees - 35 bps	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Revenue	
Portfolio Mgmt	
Operations Expense	
Less: Cust, Audit, Legal, BlueSky	
Admin Services Fees Paid	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Expense	
GWCM Pre-Tax Operating Margin ($)	
GWCM Pre-Tax Operating Margin (%)	

219.   The above chart states that GWCM collected $76 million in advisory fees

for 2015. GWCM's 2015 financial statements, however, state otherwise, showing

GWCM's "Investment advisory and management fee income" was $92.5 million:

Related Party	Year Ended December 31, 2015	Statement of Income Location
Great-West Funds, Inc. ("Great-West Funds")[1].	$ 92,552,964	Investment advisory and management fee income

220.   The disinterested Directors testified that they could not resolve this

discrepancy. But they found GWCM's profitability was reasonable and approved its

requested fees anyway. When asked about the inconsistency, Klapper testified: "I know

that these issues are addressed. I know that questions are asked. I know that our

independent counsel advises us with regard to this. And [the Board] felt it was reasonable." She could not, however, explain how those issues were addressed, which questions were asked, what advice the Board's independent counsel gave, or why the Board felt the advisory fee figures were reasonable. McConahey likewise conceded that he could not "fully reconcile" the difference in investment advisory fees GWCM claimed to have received. Lynne did not even recall that there was a discrepancy in the amount of advisory fees GWCM reported receiving. When asked if she had an understanding as to why such a discrepancy existed, she responded simply, "Nope."

221.   GWCM also selectively presented its revenue and expense information in a way designed to make its own profitability look smaller than it actually was. In its 2015 revenue and expense chart, GWCM included the Funds' administrative services fees and 12b-1 fees as both revenues and expenses:

Revenue/Expenses ($Mil)	
	Post-Marketing
Advisory Fees	76.0
Less: Cust, Audit, Legal, BlueSky	
Admin Service Fees - 35 bps	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Revenue	
Portfolio Mgmt	
Operations Expense	
Less: Cust, Audit, Legal, BlueSky	
Admin Services Fees Paid	
Paid by GWCM (pre-5.1.2015)	16.5
Paid by Funds (post-5.1.2015)	33.6
12b-1	7.3
Total Expense	
GWCM Pre-Tax Operating Margin ($)	
GWCM Pre-Tax Operating Margin (%)	

222.   This made it appear that GWCM's total revenues were ███████, and its expenses were ████████. Its net profits, therefore, were shown as ████████— which, if true, represented a █████ profitability margin.

223.   GWCM used this █████ profitability ratio while measuring itself against other publicly traded investment advisers. It presented a chart showing its profit margin and the profit margins of 22 other "peer firms." GWCM's █████ profit margin was well below the median, and near the bottom of its peer group:



224.   GWCM was only able to compare so favorably to its peers because it counted the "Cust, Audit, etc.," administrative services fees, and 12b-1 fees as both revenues and expenses. This did not affect GWCM's net calculation of ████████ in profit: the additional revenue was canceled out by the additional expenses of the exact same amount. However, it allowed GWCM to tell the Board that its profit margin was

[redacted] out of [redacted] in total revenue. Had GWCM simply not included those figures in either side—as would have been appropriate—its profit margin would have been much higher:

Revenue / Expenses ($Mil)	
	Post-Marketing
Advisory Fees	76.0
Total Revenue	76.0
Portfolio Mgmt	[redacted]
Operations Expense	[redacted]
Total Expense	[redacted]
GWCM Pre-Tax Operating Margin ($)	[redacted]
GWCM Pre-Tax Operating Margin (%)	[redacted]

In its own internal accounting, GWCM in fact recognizes that its 2015 profit margin is [redacted].

225. Had GWCM not double-counted by including administrative and 12b-1 fees as both revenues and expenses, its overall profit (in dollars) would have been exactly the same, but its profit margin (as a percentage) would have increased dramatically, from [redacted] to [redacted]. It no longer would have been below the median on the peer group profit margin chart—it would have been the third-most profitable adviser in its peer group. GWCM presented its profit margin in a way that misled the Board into thinking GWCM was less profitable than it actually was, and thus that its high fees were actually justified. As Lynne testified when asked about GWCM's double-counting: "I

don't feel like I can speak to why things were included and not included. What I focused on on this chart is a representation about the pretax operating margin both as a dollar amount and as a percentage amount." Klapper and McConahey likewise testified, on October 18 and November 1, 2016, respectively, that they do not understand why certain fees appear as both a source of revenue and an expense in GWCM's annual reporting to the Board on its profitability.

226.   Moreover, GWCM only provided a chart showing its own overall profitability compared to the overall profitability of other investment advisers, not a comparison of its profit margin on the 63 individual Great-West Funds against mutual funds that had been selected to be in their peer groups. And it is not clear whether the company-level chart it provided is a proper comparison. For example, it does not state whether any of the other advisers listed in the chart retained their own affiliates for recordkeeping and administrative services; both Klapper and McConahey testified they did not know whether the other advisers had affiliated administrative service providers. Nor does the chart explain whether the other advisers are comparable to GWCM in terms of assets under management. As Lynne testified, "I don't have any knowledge of what the size of them might be. They certainly are, many of them, highly respected managers, but I don't know how much they manage." Lynne further testified that she did not know if the companies on the chart actually were even comparable to Defendant.

227.   The nominally disinterested directors of Great-West Funds, Inc. exercised no independence or conscientiousness in approving execution of the Administrative Services Agreement, but instead merely rubber-stamped the same Administrative

Services Agreement that GWCM had entered into with its own corporate owner. The Board failed to conduct meaningful inquiries into the profitability and cost to GWLA in providing services under the Administrative Services Agreement and whether GWLA should be compensated by a percentage of Fund assets instead of a per-account or fixed-dollar fee, and did not understand the nature of the services GWLA provided in contrast to the services DST provided.

The SEC Admonished GWCM For Underreporting Its True Profitability

228.   In 2013, the Securities & Exchange Commission conducted an investigation into GWCM's compliance with several sections of the Investment Company Act, including the provision relating to its profitability reporting. The SEC's examination revealed that GWCM was underreporting its profitability by treating GWLA's profit as separate from its own:

> In the 15(c) materials provided to the board, GWCM indicated that it costs GWLA ■■ basis points to provide these services to the portfolios, resulting in ■■ basis points profit for GWLA. The profitability analysis shows that 35 basis points, not ■■ basis points, is deducted from the advisory fee revenue received by GWCM. **This appears to understate GWCM's profitability because the profitability analysis does not reflect the net cost that the administrative services agreement between GWCM and GWLA has on GWCM's profitability**. …
>
> It appears that by paying GWLA ■■ basis points more than what it costs GWLA to provide the service, **GWCM effectively has shifted its profit to GWLA**. By not reflecting the net cost, **GWCM may have provided the board with misleading materials that significantly understate its profitability, thus impacting the board's analysis of whether the advisory fee is excessive** pursuant to Section 36(b) of the IC Act.

229. The SEC also expressed concerns about whether the Board was fulfilling its own duties to the Funds and their shareholders:

> Additionally, the staff has **significant concerns** that, although the board did have **sufficient information to question the legitimacy and reasonableness of the expense that GWCM paid GWLA**, it appears that **the board did not make a determination about its legitimacy and reasonableness, its effect on GWCM's profitability, and whether the advisory fee was excessive**. The staff reviewed the board's and independent directors' minutes and found that **they were both very broad and general** when discussing the factors that the board considered when approving the advisory agreement. By failing to consider the effect that the expense sharing arrangement had on GWCM's profitability and the legitimacy and reasonableness of the expense, **it appears that the board may not have satisfied its duties under Sections 15(c) and 36(b) of the IC Act**.

230. Even after GWCM revised the format of how it presented Fund-level profitability as the SEC directed, the Board continued to focus on GWCM's own profitability rather than the combined profitability of GWCM and GWLA. Lynne candidly testified that, "I think the reality is, is that [the Board's] focus tended to be on the Great-West Capital Management profitability ratio itself, not [the profitability of GWCM and GWLA combined]."

231. As discussed above, GWCM presented the Board with a chart showing its overall profitability, and a chart comparing its overall profitability to certain other investment advisers. Those charts did not show GWCM's profitability on a Fund by Fund basis. GWCM presented Fund-level profitability in a separate document and did not compare those profits with other mutual funds ("profitability reports"). However, the information in those profitability reports was extremely small and difficult to read. Klapper testified that when she reviewed the profitability reports prior to Board

meetings, she had to view them on an iPad and zoom in on specific figures in order to read them. When presented with a hard copy of the 2015 profitability report, Klapper actually said, "*I can't read this.*"

232.   Further, the profitability report shows that GWCM's and GWLA's combined profit margin on several funds (including the S&P 500® Index Fund) was ▮▮▮▮▮▮▮. The Board approved GWCM's requested fees anyway. Klapper testified in her October 18, 2016 deposition that she did not even consider a profit margin ▮▮▮▮▮▮▮ to be excessive; in fact, the Board "determined that it was reasonable."

233.   While GWCM provided the Board with the profitability charts, it did not share with the Board its internal data showing how its revenues and expenses were calculated so that the Board could assess for itself GWCM's profitability as to each Fund. The Board simply took it on faith that the information in the profitability reports was accurate.

234.   The yearly profitability reports are the sole sources of information on Fund-level profitability the Board had available to it. Rather than being easily accessible so that the Board can quickly reference it, the reports are buried in hundreds of pages of materials that the Board receives just 2 weeks before the annual meeting to approve GWCM's fee requests.

235.   Additionally, GWCM did not provide the Board with any comparison of its compensation against the sub-advisers. It was only after this lawsuit was filed that GWCM provided a chart showing the spread between what it was paid on the Core Funds and what it paid the sub-advisers to actually manage them:


Net Advisory Fee Spread
Great-West MFS International Growth Fund
Great-West Multi-Manager Small Cap Growth Fund*
Great-West Putnam Equity Income Fund
Great-West Invesco Small Cap Value Fund
Great-West Goldman Sachs Mid Cap Value Fund
Great-West Multi-Manager Large Cap Growth Fund
Great-West Templeton Global Bond Fund
Great-West Loomis Sayles Bond Fund
Great-West Federated Bond Fund
Great-West Putnam High Yield Bond Fund
Great-West MFS International Value Fund**
Great-West T. Rowe Price Equity Income Fund**
Great-West T. Rowe Price Mid Cap Growth Fund**
Great-West Loomis Sayles Small Cap Value Fund**
Great-West Ariel Mid Cap Value Fund**
0%
10%
20%
30%
40%
50%
60%
70%
80%
2011 Lipper Benchmark Spread
Great-West Net Advisory Fee Spread
2010 Strategic Insight Benchmark Average Spread Range for Assets Under $1 Billion

*Inception date for the Great-West Multi-Manager Small Cap Growth Fund was September 10, 2015.
**Direct Expense Fund.

236. As shown above, 9 of the 15 Funds displayed had higher fee spreads than both the Lipper Benchmark Spread as well as the Strategic Insight Benchmark Average Spread Range. Notably, the chart GWCM provided the Board did *not* show the net advisory fee spread for the Index Funds. As discussed in paragraph 79 above, the spread on the Index Funds was between 92% and 96%. GWCM deliberately omitted this information, which would have shown the egregious difference between what it actually cost to manage the Index Funds and what GWCM kept for itself.

237. Beyond receiving inconsistent, confusing, and incomplete information from GWCM, the Board did not have enough time to properly review all the materials provided to them. The Directors would receive hundreds of pages of documents just 2 weeks before meeting to discuss GWCM's fee request. Given the voluminous materials,

there simply was not enough time left over after working at their regular jobs for the

Directors to devote the attention needed. Lynne testified in her deposition, for example,

that she would spend an average of 13 hours per day at work, and then not review the

Great-West Funds materials until she got home. And even then, she would only review

them "every other day."

238.   And even if the Directors had had enough time to review these materials

on their own, they did not spend nearly close to enough time properly discussing and

evaluating GWCM's fee requests. The Board had to fully assess the performance and

fees for each of 63 separate Funds—including the fees not only for GWCM, but also for

the sub-advisers for the Core Funds—some of which had hundreds of million or billions

of dollars in assets. Each year, the Board did this evaluation on 63 individual funds in a

single day. Lynne testified that the longest Board meeting she ever attended was just 7

hours. This was simply not enough time to fully evaluate each Fund and make sure the

fees GWCM was charging on each of them was reasonable and not excessive.

239.   Even if the Board had the skills and time needed to properly evaluate

GWCM's profitability—and the inclination to do so—as mandated by the Investment

Company Act, and even if GWCM had actually provided the Board with the information

it needed to do so, and even if that information were not difficult to understand, the

Board still would have rubber-stamped GWCM's advisory fee requests. This can be

seen from the Board's numerous failures to act on behalf of the shareholders:

- The Board never asked GWCM to lower its advisory fee for any fund—even after GWCM installed ILIM as the sub-adviser for the Index Funds, which slashed GWCM's own expenses.

- The Board never looked at economies of scale for any specific fund.

- The Board never asked GWCM to implement breakpoints on any fund.

- The Board never voted against any fee requested by GWCM.

240.   It was not until after the lawsuits in Case No. 16-230 and 16-1215 were filed that GWCM finally proposed reducing its fees and implementing breakpoints on certain funds, as industry practice directs. In September 2016, GWCM presented the Board with a proposal that it reduce its advisory fees on 5 funds: the Great-West Goldman Sachs Mid-Value Fund, the Great-West Invesco Small Cap Growth Fund, the Great-West Multi-Manager Small-Cap Growth Fund, the Great-West Templeton Global Bond Fund, and the Great-West S&P 500® Index Fund. GWCM ultimately proposed implementing breakpoints on certain Funds once they reached $1 billion in assets. As discussed above, though, these breakpoints are simply for show.

241.   GWCM's fee reduction proposal was not brought about by any request by the Board. As Klapper testified in her October 18, 2016 deposition, "We didn't specifically ask them to provide breakpoints, but we were delighted that they did." GWCM proposed reducing fees for the first and only time after this lawsuit was filed.

242.   The Board was similarly compliant with GWCM and failed to carry out its duty to the Funds' shareholders in 2015 when GWCM asked it to enter into an Administrative Services Agreement directly with GWLA. As Klapper testified under oath,

the Board did not request bids for administrative services from other potential providers. It did not research rates that other administrative service providers charged to their own investment adviser affiliates. It did not even ask to review how much of a profit GWLA would be earning. Instead, it simply rubber-stamped GWCM's proposal, just like it did for GWCM's requests for advisory fees.

243.   In light of the foregoing, the Board's approval of these fees is irrelevant. Given all considerations in this case, including that the Board is also the Board for the underlying Funds, that the Board was not disinterested in setting adviser compensation, that the Board failed to negotiate breakpoints even where GWCM received the benefit of breakpoints from its sub-advisers, and that the Board did nothing to ensure that GWCM's cost savings would be passed along to shareholders, the Board's rubber stamp of the GWCM's fee requests is entitled to absolutely no deference. The facts above show that the Board was not fully informed and did not act independently or conscientiously in approving GWCM's fees.

244.   As a direct, proximate, and foreseeable result of GWCM's breach of its fiduciary duty, the Funds and Great-West Funds, Inc. suffered millions of dollars in damages from excessive fees.

245.   Plaintiff seeks to recover, on behalf of and for the benefit of Great-West Funds, Inc., the actual damages resulting from GWCM's breach of its fiduciary duty, including the excessive fees paid by the shareholders and the Funds to GWCM, the investment returns that would have accrued to the shareholders and the Funds had those fees remained in the portfolios and available for investment.

GWCM and GWLA Have Caused the Funds to Suffer Millions of Dollars in Actual Damages for Excessive Administrative Fees.

246.   As a direct and proximate result of Defendants' breach of their fiduciary duties, Great-West Funds, Inc. suffered millions of dollars in actual damages from excessive fees paid to GWLA under the Administrative Services Agreement and the lost investment gains on those assets that should have been retained by the Funds. The damages suffered by the Funds are uniform among each of the Funds, in that each Fund paid the same 35 basis point fee under a single Administrative Services Agreement approved by the same Board at the same meetings, and any compensation recovered for this breach of duty will be recovered equally for each Fund, pro rata.

247.   Plaintiffs are authorized by 15 U.S.C. §80a-35(b) to bring this action to recover, on behalf of and for the benefit of Great-West Funds, Inc. the actual damages resulting from Defendants' breach of their fiduciary duties, including the excessive fees paid by the shareholders and the Funds to GWLA as well as the investment returns that would have accrued to the shareholders and the Funds had those fees remained invested in the portfolios.

COUNT I – VIOLATION OF INVESTMENT COMPANY ACT § 36(b)

By Plaintiffs Joan Obeslo, Steve Migotti, Valerie Migotti, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, Tina Gorrell-Deyerle, and Emma Tapp against Great-West Capital Management, LLC

248.   Plaintiffs Joan Obeslo, Steve Migotti, Valerie Migotti, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, Tina Gorrell-Deyerle, and Emma Tapp repeat and re-alleges each allegation in the foregoing paragraphs of this complaint as if fully set forth herein.

249.   GWCM, through the Investment Advisory Agreement between itself and

Great-West Funds, Inc., charges Great-West Funds, Inc. excessive and unreasonable

investment advisory fees in violation of 15 U.S.C. §80a-35(b). The fees GWCM collects

are disproportionate to the services it actually provides and could not have been the

result of arm's-length bargaining. These excessive fees have been and continue to be

charged to each and every Fund beginning more than 1 year before Case No. 16-230

was filed.

250.   As detailed above, GWCM's actions have caused Great-West Funds, Inc.

millions of dollars in losses.

COUNT II – VIOLATION OF INVESTMENT COMPANY ACT § 36(b)

**(Unfair and Excessive Fees – With Respect to the Great-West Index Funds)
By the Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan against
Great-West Capital Management, LLC**

251.   Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan

repeat and re-alleges each allegation in the foregoing paragraphs of this complaint as if

fully set forth herein.

252.   GWCM, through the Investment Advisory Agreement between itself and

Great-West Funds, Inc., charges Great-West Funds, Inc. excessive and unreasonable

investment advisory fees on the Great-West Real Estate Index Fund, the Great-West

S&P 500® Index Fund, the Great-West S&P Mid Cap 400® Index Fund, and the Great-

West S&P Small Cap 600® Index Fund. The fees GWCM collects are disproportionate

to the services it actually provides and could not have been the result of arm's-length bargaining. These excessive fees have been and continue to be charged on the aforementioned Funds beginning more than 1 year before Case No. 16-1215 was filed.

253.   As detailed above, GWCM's actions have caused Great-West Funds, Inc. millions of dollars in losses.

COUNT III – VIOLATION OF INVESTMENT COMPANY ACT § 36(b)

(Unfair and Excessive Fees – With Respect to the Lifetime Funds' Management Fees)
By the Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan against Great-West Capital Management, LLC

254.   Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan repeat and re-alleges each allegation in the foregoing paragraphs of this complaint as if fully set forth herein.

255.   GWCM, through the Investment Advisory Agreement between itself and Great-West Funds, Inc., charges Great-West Funds, Inc. an excessive and unreasonable 12 bps management fee on the Great-West Lifetime 2025 Fund, the Great-West Lifetime 2035 Fund, the Great-West Lifetime 2045 Fund, and the Great-West Lifetime 2055 Fund. The fees GWCM collects are disproportionate to the services it actually provides and could not have been the result of arm's-length bargaining. These excessive fees have been and continue to be charged on the aforementioned Funds beginning more than 1 year before Case No. 16-1215 was filed.

256.   As detailed above, GWCM's actions have caused Great-West Funds, Inc. millions of dollars in losses.

COUNT IV – VIOLATION OF INVESTMENT COMPANY ACT §36(b)

(Unfair and Excessive Fees – With Respect to the Lifetime Funds' AFFE)

114

By the Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan against Great-West Capital Management, LLC

257.   Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan repeat and re-alleges each allegation in the foregoing paragraphs of this complaint as if fully set forth herein.

258.   GWCM, through the Investment Advisory Agreement between itself and Great-West Funds, Inc., charges Great-West Funds, Inc. an excessive and unreasonable investment advisory fee on the Funds underlying the Great-West Lifetime 2025 Fund, the Great-West Lifetime 2035 Fund, the Great-West Lifetime 2045 Fund, and the Great-West Lifetime 2055 Fund. Because those fees represent the majority of the AFFE, the AFFE for each of the Lifetime Funds is also excessive. The fees GWCM collects are disproportionate to the services it actually provides and could not have been the result of arm's-length bargaining. The excessive fees for the underlying funds are simply passed through to the Lifetime Funds as part of the AFFE, paid by the Lifetime Funds and their investors in proportion to their investment in the underlying Funds, and received and retained by GWCM. These excessive fees have been and continue to be charged on the aforementioned Funds beginning more than 1 year before Case No. 16-1215 was filed.

259.   As detailed above, GWCM's actions have caused Great-West Funds, Inc. millions of dollars in losses.

COUNT V – VIOLATION OF INVESTMENT COMPANY ACT §36(b)

By Plaintiffs Joan Obeslo, Steve Migotti, Valerie Migotti, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, Tina Gorrell-Deyerle, and Emma Tapp against

Great-West Life & Annuity Insurance Co. and Great-West Capital Management, LLC

260.   Plaintiffs Joan Obeslo, Steve Migotti, Valerie Migotti, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, Tina Gorrell-Deyerle, and Emma Tapp repeat and re-alleges each allegation in the foregoing paragraphs of this complaint as if fully set forth herein.

261.   GWLA, through the Administrative Services Agreement between itself and Great-West Funds, Inc., charges Great-West Funds, Inc. excessive and unreasonable administrative fees in violation of 15 U.S.C. §80a-35(b). The fees GWLA collects are disproportionate to the services it actually provides and could not have been the result of arm's-length bargaining. These excessive fees have been and continue to be charged to each and every Fund beginning more than 1 year before Case No. 16-3162 was filed.

262.   As detailed above, GWLA's and GWCM's actions have caused Great-West Funds, Inc. millions of dollars in losses.

Prayer for Relief

Plaintiffs pray for relief and judgment on behalf of and for the benefit of the shareholders and the Funds as follows:

- Declare that Defendants have violated Section 36(b), 15 U.S.C. §80a-35(b), through the receipt of excessive investment advisory and administrative fees from the Funds;

- Permanently enjoin Defendants from further violations of Section 36(b);

116

- Award compensatory damages against GWCM, including repayment to the Funds of all excessive and unlawful investment advisory fees paid to Defendants by the Funds from 1 year prior to the commencement of Case No. 16-230 through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon at the rate of return of the respective Funds;

- Award compensatory damages against GWLA and GWCM, including repayment to the Funds of all excessive and unlawful investment advisory fees paid to GWLA by the Funds from 1 year prior to the commencement of Case No. 16-3162 through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon at the rate of return of the respective Funds;

- Rescind the Investment Advisory Agreement between GWCM and the Funds under 15 U.S.C. §80a-46, and order restitution to the Funds of the excessive investment advisory fees paid to GWCM by the Fund from 1 year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon;

- Rescind the Administrative Services Agreement between GWLA and the Funds under 15 U.S.C. §80a-46, and order restitution to the Funds of the excessive administrative fees paid to GWLA by the Fund from 1 year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon;

- Award Plaintiffs reasonable attorneys' fees, expert witness fees, and costs from the fund recovered in this action such other items as may be allowed to the maximum extent permitted by law; and

- Award such other and further relief as the Court may deem just and proper.

Jury Trial Demanded (Case No. 16-3162)

Plaintiffs Joan Obeslo, Steve Migotti, Valerie Migotti, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, Tina Gorrell-Deyerle, and Emma Tapp demand a trial by jury in Case No. 16-3162.

September 27, 2017   Respectfully submitted,

s/ Jerome J. Schlichter_____
SCHLICHTER, BOGARD & DENTON LLP
Jerome J. Schlichter
Michael A. Wolff
Stephen M. Hoeplinger
100 South Fourth Street, Suite 1200
St. Louis, Missouri 63102
Telephone: (314) 621-6115
Facsimile: (314) 621-5934
Email: jschlichter@uselaws.com
mwolff@uselaws.com
shoeplinger@uselaws.com

Attorneys for Plaintiffs Joan Obeslo, Steve Migotti, Valerie Migotti, Anne Hall, Carol A. Reynon-Longoria, Cynthia Bernal, Tina Gorrell-Deyerle, and Emma Tapp in Case No. 16-230 and Case No. 16-3162

s/ Mark T. Johnson
SCHNEIDER WALLACE COTTRELL
KONECKY WOTKYNS LLP
Todd M. Schneider
Mark T. Johnson
2000 Powell Street, Suite 1400
Emeryville, CA 94608
Telephone: (415) 421-7100
Facsimile: (415) 421-7100
Email: tschneider@schneiderwallace.com
mjohnson@schneiderwallace.com

SCHNEIDER WALLACE COTTRELL
KONECKY WOTKYNS LLP
Garrett W. Wotkyns
Michael C. McKay
8501 North Scottsdale Rd., Suite 270
Scottsdale, AZ 85253
Telephone: (480) 428-0142
Facsimile: (866) 505-8036
Email: gwotkyns@schneiderwallace.com
mmckay@schneiderwallace.com

PEIFFER ROSCA WOLF ABDULLAH CARR &
KANE, P.C.
Joseph C. Peiffer
201 St. Charles Ave. Suite 4601
New Orleans, LA 70170
Telephone: (504) 523-4234
Facsimile: (504) 523-2464
Email: jpeiffer@prwlegal.com

*Attorneys for Plaintiff Duplass, Zwain,
Bourgeois, Pfister & Weinstock APLC 401(K)
Plan in Case No. 16-1215*

CERTIFICATE OF SERVICE

I hereby certify that on September 27, 2017, I caused this document to be electronically filed via the Court's CM/ECF system, which will send notification to all counsel of record.

s/ Jerome J. Schlichter